UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM C

UNDER THE SECURITIES ACT OF 1933

(Mark one.)

- ☑ Form C: Offering Statement
- ☐ Form C-U: Progress Update
- ☐ Form C/A: Amendment to Offering Statement
  - ☐ Check box if Amendment is material and investors must reconfirm within five business days.
- ☐ Form C-AR: Annual Report
- ☐ Form C-AR/A: Amendment to Annual Report
- ☐ Form C-TR: Termination of Reporting

Name of issuer
TipSnaps, LLC

Legal status of issuer

> *Form*
> C-Corp

> *Jurisdiction of Incorporation/Organization*
> Delaware

> *Date of organization*
> 3/30/2017

Physical address of issuer
16192 Coastal Highway, Lewes DE, 19958

Website of issuer
https://tipsnaps.com/

Name of intermediary through which the offering will be conducted
SI Securities, LLC

CIK number of intermediary
0001603038

SEC file number of intermediary
008-69440

CRD number, if applicable, of intermediary
170937

Amount of compensation to be paid to the intermediary, whether as a dollar amount or a percentage of the offering amount, or a good faith estimate if the exact amount is not available at the time of the filing, for conducting the offering, including the amount of referral and any other fees associated with the offering
7.5% of the amount raised

Any other direct or indirect interest in the issuer held by the intermediary, or any arrangement for the intermediary to acquire such an interest
SI Securities will receive equity compensation equal to 5% of the number of securities sold.

Type of security offered
 Crowd Note

Target number of Securities to be offered
N/A

Price (or method for determining price)
Determined in conjunction with a broker-dealer.

Target offering amount
$25,000

Oversubscriptions accepted:
☑ Yes
☐ No

Oversubscriptions will be allocated:
☐ Pro-rata basis
☑ First-come, first-served basis
☐ Other:

Maximum offering amount (if different from target offering amount)
$500,000

Deadline to reach the target offering amount
October 18, 2019

NOTE: If the sum of the investment commitments does not equal or exceed the target offering amount at the offering deadline, no Securities will be sold in the offering, investment commitments will be cancelled and committed funds will be returned.

Current number of employees
1

	Most recent fiscal year-end (2018)	Prior fiscal year-end (2017)
Total Assets	$115,997	$115,106
Cash & Cash Equivalents	$20,396	$0
Accounts Receivable	$1,673	$0
Short-term Debt	$4,892	$0
Long-term Debt	$0	$0
Revenues/Sales	$141,685	$20,974
Cost of Goods Sold	-$71,190	$11,365
Taxes Paid	$0	$0
Net Income	$5,199	-$25,215

The jurisdictions in which the issuer intends to offer the Securities:
Alabama, Alaska, Arizona, Arkansas, California, Colorado, Connecticut, Delaware, District Of Columbia, Florida, Georgia, Guam, Hawaii, Idaho, Illinois, Indiana, Iowa, Kansas, Kentucky, Louisiana, Maine, Maryland, Massachusetts, Michigan, Minnesota, Mississippi, Missouri, Montana, Nebraska, Nevada, New Hampshire, New Jersey, New Mexico, New York, North Carolina, North Dakota, Ohio, Oklahoma, Oregon, Pennsylvania, Puerto Rico, Rhode Island, South Carolina, South Dakota, Tennessee, Texas, Utah, Vermont, Virgin Islands, U.S., Virginia, Washington, West Virginia, Wisconsin, Wyoming, American Samoa, and Northern Mariana Islands

EXHIBITS
EXHIBIT A: Offering Memorandum
EXHIBIT B: Financials
EXHIBIT C: PDF of SI Website
EXHIBIT D: Investor Deck
EXHIBIT E: Video Transcript

EXHIBIT A
OFFERING MEMORANDUM PART II OF OFFERING STATEMENT
(EXHIBIT A TO FORM C)
August 16, 2019

TIPSNAPS, LLC



Up to $500,000 of Crowd Notes

TipSnaps, LLC ("TipSnaps", the "Company," "we," "us", or "our"), is offering up to $500,000 worth of Crowd Notes of the Company (the "Securities"). Purchasers of Securities are sometimes referred to herein as "Purchasers". The minimum target offering is $25,000 (the "Target Amount"). This Offering is being conducted on a best efforts basis and the Company must reach its Target Amount of $25,000 by October 18, 2019. The Company is making concurrent offerings under both Regulation CF (the "Offering") and Regulation D (the "Combined Offerings"). Unless the Company raises at least the Target Amount of $25,000 under the Regulation CF Offering and a total of $150,000 under the Combined Offerings (the "Closing Amount") by October 18, 2019, no Securities will be sold in this Offering, investment commitments will be cancelled, and committed funds will be returned. Investors who completed the subscription process by October 11, 2019 will be permitted to increase their subscription amount at any time on or before October 18, 2019 upon Company consent. For the avoidance of doubt, no initial subscriptions from new investors will accepted after October 11, 2019. The Company will accept oversubscriptions in excess of the Target Amount for the Offering up to $500,000 (the "Maximum Amount") on a first come, first served basis. If the Company reaches its Closing Amount prior to October 11, 2019, the Company may conduct the first of multiple closings, provided that the Offering has been posted for 21 days and that investors who have committed funds will be provided notice five business days prior to the close. The minimum amount of Securities that can be purchased is $1,000 per Purchaser (which may be waived by the Company, in its sole and absolute discretion). The offer made hereby is subject to modification, prior sale and withdrawal at any time.

A crowdfunding investment involves risk. You should not invest any funds in this Offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the Offering, including the merits and risks involved. These Securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission (the "SEC") does not pass upon the merits of any Securities offered or the terms of the Offering, nor does it pass upon the accuracy or completeness of any Offering document or literature.

These Securities are offered under an exemption from registration; however, the SEC has not made an independent determination that these Securities are exempt from registration.

This disclosure document contains forward-looking statements and information relating to, among other things, the Company, its business plan and strategy, and its industry. These forward-looking statements are based on the beliefs of, assumptions made by, and information currently available to the Company's management. When used in this disclosure document and the Company Offering materials, the words "estimate", "project", "believe", "anticipate", "intend", "expect", and similar expressions are intended to identify forward-looking statements. These statements reflect management's current views with respect to future events and are subject to risks and uncertainties that could cause the Company's action results to differ materially from those contained in the forward-looking statements. Investors are cautioned not to place undue reliance on these forward-looking statements to reflect events or circumstances after such state or to reflect the occurrence of unanticipated events.

The Company has certified that all of the following statements are TRUE for the Company in connection with this Offering:

(1) Is organized under, and subject to, the laws of a State or territory of the United States or the District of Columbia;
(2) Is not subject to the requirement to file reports pursuant to section 13 or section 15(d) of the Securities Exchange Act of 1934 (the "Exchange Act") (15 U.S.C. 78m or 78o(d));
(3) Is not an investment company, as defined in section 3 of the Investment Company Act of 1940 (15 U.S.C. 80a-3), or excluded from the definition of investment company by section 3(b) or section 3(c) of that Act (15 U.S.C. 80a-3(b) or 80a-3(c));
(4) Is not ineligible to offer or sell securities in reliance on section 4(a)(6) of the Securities Act of 1933 (the "1933 Act") (15 U.S.C. 77d(a)(6)) as a result of a disqualification as specified in § 227.503(a);
(5) Has filed with the SEC and provided to investors, to the extent required, any ongoing annual reports required by law during the two years immediately preceding the filing of this Form C; and
(6) Has a specific business plan, which is not to engage in a merger or acquisition with an unidentified company or companies.

Ongoing Reporting
The Company will file a report electronically with the SEC annually and post the report on its website, no later than April 30, 2020.

Once posted, the annual report may be found on the Company's website at https://tipsnaps.com

The Company must continue to comply with the ongoing reporting requirements until:
(1) the Company is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;
(2) the Company has filed at least three annual reports pursuant to Regulation CF and has total assets that do not exceed $10,000,000;
(3) the Company has filed at least one annual report pursuant to Regulation CF and has fewer than 300 holders of record;
(4) the Company or another party repurchases all of the Securities issued in reliance on Section 4(a)(6) of the 1933 Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or
(5) the Company liquidates or dissolves its business in accordance with state law.

Neither the Company nor any or its predecessors (if any) previously failed to comply with the congoing reporting requirement of Regulation CF.

Updates
Updates on the status of this Offering may be found at: https://www.seedinvest.com/tipsnaps

About this Form C
You should rely only on the information contained in this Form C. We have not authorized anyone to provide you with information different from that contained in this Form C. We are offering to sell, and seeking offers to buy the Securities only in jurisdictions where offers and sales are permitted. You should assume that the information contained in this Form C is accurate only as of the date of this Form C, regardless of the time of delivery of this Form C or of any sale of Securities. Our business, financial condition, results of operations, and prospects may have changed since that date.

Statements contained herein as to the content of any agreements or other document are summaries and, therefore, are necessarily selective and incomplete and are qualified in their entirety by the actual agreements or other documents. The Company will provide the opportunity to ask questions of and receive answers from the Company's management concerning terms and conditions of the Offering, the Company or any other relevant matters and any additional reasonable information to any prospective Purchaser prior to the consummation of the sale of the Securities.

This Form C does not purport to contain all of the information that may be required to evaluate the Offering and any recipient hereof should conduct its own independent analysis. The statements of the Company contained herein are based on information believed to be reliable. No warranty can be made as to the accuracy of such information or that circumstances have not changed since the date of this Form C. The Company does not expect to update or otherwise revise this Form C or other materials supplied herewith. The delivery of this Form C at any time does not imply that the information contained herein is correct as of any time subsequent to the date of this Form C. This Form C is submitted in connection with the Offering described herein and may not be reproduced or used for any other purpose.

SUMMARY

The Business

The following summary is qualified in its entirety by more detailed information that may appear elsewhere in this Form C and the Exhibits hereto. Each prospective Purchaser is urged to read this Form C and the Exhibits hereto in their entirety.

TipSnaps, LLC ("the Company") is a limited liability company organized on March 30, 2017 under the laws of the State of Delaware, and is headquartered in West Orange, New Jersey. The Company is an online platform for social media influencers to monetize their following, by allowing influencers to sell exclusive content to followers.

The Company's website is https://tipsnaps.com

A description of our products as well as our services, process, and business plan can be found on the Company's profile page on the SI Securities, LLC ("SeedInvest") website under https://www.seedinvest.com/tipsnaps and is attached as Exhibit C to the Form C of which this Offering Memorandum forms a part.

The Offering

Minimum amount of Crowd Note being offered	$25,000
Maximum amount of Crowd Note	$500,000
Purchase price per Security	Not Applicable
Minimum investment amount per investor	$1,000
Offering deadline	October 18, 2019
Use of proceeds	See the description of the use of proceeds on page 13 hereof.
Voting Rights	See the description of the voting rights on pages 10 and 16.

RISK FACTORS

The SEC requires the Company to identify risks that are specific to its business and its financial condition. The Company is still subject to all the same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently more risky than more developed companies. You should consider general risks as well as specific risks when deciding whether to invest.

Risks Related to the Company's Business and Industry

We have not prepared any audited financial statements. Therefore, you have no audited financial information regarding the Company's capitalization or assets or liabilities on which to make your investment decision. If you feel the information provided is insufficient, you should not invest in the Company.

The reviewing CPA has included a "going concern" note in the reviewed financials. The Company has limited operating history and has incurred a net loss from inception of $20,016, which raises substantial doubt about the Company's ability to continue as a going concern. The ability of the Company to continue as a going concern is dependent upon management's plan to raise additional capital, its ability to sustain profitable sales of its flagship service, and its ability to sustain positive operational cash flows. The accompanying financial statements do not include any adjustments that might be required should the Company be unable to continue as a going concern.

The Company does not have an employment contract in place with its team members. Employment agreements typically provide protections to the Company in the event of the employee's departure, specifically addressing who is entitled to any intellectual property created or developed by those employees in the course of their employment and covering topics such as non-competition and non-solicitation. As a result, if the team members were to leave TipSnaps, the Company might not have any ability to prevent them from joining direct competition, or have any legal right to intellectual property created during their employment. There is no guarantee that an employment agreement will be entered into.

The development and commercialization of the Company's products and services are highly competitive. It faces competition with respect to any products and services that it may seek to develop or commercialize in the future. Its competitors include major companies worldwide. The market is an emerging industry where new competitors are entering the market frequently. Many of the Company's competitors have significantly greater financial, technical and human resources and may have superior expertise in research and development and marketing approved services and thus may be better equipped than the Company to develop and commercialize services. These competitors also compete with the Company in recruiting and retaining qualified personnel and acquiring technologies. Smaller or early stage companies may also prove to be significant competitors, particularly through collaborative arrangements with large and established companies. Accordingly, the Company's competitors may commercialize products more rapidly or effectively than the Company is able to, which would adversely affect its competitive position, the likelihood that its services will achieve initial market acceptance and its ability to generate meaningful additional revenues from its products and services.

The Company forecasts aggressive growth. If these assumptions are wrong and the projections regarding market penetration are too aggressive, then the financial forecast may overstate the Company's overall viability. In addition, the forward-looking statements are only predictions. The Company has based these forward-looking statements largely on its current expectations and projections about future events and financial trends that it believes may affect its business, financial condition and results of operations. Forward-looking statements involve known and unknown risks, uncertainties and other important factors that may cause actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements.

The Company's success depends on the experience and skill of its key team members. In particular, the Company is dependent on Lyonel Dougé. Currently there are no full-time employees in the Company. There can be no assurance that the key team members will continue to work on the Company for a particular period of time. The loss of the Company's key employees or any member of the board of directors or executive officer could harm the Company's business, financial condition, cash flow and results of operations. Further, the Company does not have employment contracts in place with its team members. Employment agreements typically provide protections to the Company in the event of the employee's departure, specifically addressing who is entitled to any intellectual property created or developed by those employees in the course of their employment and covering topics such as non-competition and non-solicitation. As a result, if the team members were to leave TipSnaps, the Company might not have any ability to prevent them from joining direct competition, or have any legal right to intellectual property created during their employment. There is no guarantee that an employment agreement will be entered into.

The development and commercialization of the Company's products and services are highly competitive. It faces competition with respect to any products and services that it may seek to develop or commercialize in the future. Its competitors include major companies worldwide. Many of the Company's competitors have significantly greater financial, technical and human resources and may have superior expertise in research and development and marketing approved services and thus may be better equipped than the Company to develop and commercialize services. These competitors also compete with the Company in recruiting and retaining qualified personnel and acquiring technologies. Smaller or early stage companies may also prove to be significant competitors, particularly through collaborative arrangements with large and established companies. Accordingly, the Company's competitors may commercialize products more rapidly or effectively than the Company is able to, which would adversely affect its competitive position, the likelihood that its services will achieve initial market acceptance and its ability to generate meaningful additional revenues from its products and services.

The Company must correctly predict, identify, and interpret changes in consumer preferences and demand, offer new updates to meet those changes, and respond to competitive innovation. Consumer preferences for the Company's products change continually. Its success depends on its ability to predict, identify, and interpret the tastes and habits of consumers and to offer products that appeal to consumer preferences. If the Company does not offer products that appeal to consumers, its sales and market share will decrease. It must distinguish between short-term fads, mid-term trends, and long-term changes in consumer preferences. If the Company does not accurately predict which shifts in consumer preferences will be long-term, or if it fails to introduce new and improved products to satisfy those preferences, its sales could decline. In addition, because of its varied customer base, it must offer an array of products that satisfy the broad spectrum of consumer preferences. If the Company fails to expand its product offerings successfully across product categories, or if it does not rapidly develop products in faster growing and more profitable categories, demand for its products could decrease, which could materially and adversely affect its product sales, financial condition, and results of operations.

In addition, achieving growth depends on its successful development, introduction, and marketing of innovative new products and line extensions. Successful innovation depends on its ability to correctly anticipate customer and consumer acceptance, to obtain, protect and maintain necessary intellectual property rights, and to avoid infringing the intellectual property rights of others and failure to do so could compromise its competitive position and adversely impact its business

The Company's business could be negatively impacted by cybersecurity threats, attacks, and other disruptions. Like others in its industry, the Company continues to face advanced and persistent attacks on its information infrastructure where it manages and stores various proprietary information and sensitive/confidential data relating to its operations. These attacks may include sophisticated malware (viruses, worms, and other malicious software programs) and phishing emails that attack its products or otherwise exploit any security vulnerabilities. These intrusions sometimes may be zero-day malware that are difficult to identify because they are not included in the signature set of commercially available antivirus scanning programs. Experienced computer programmers and hackers may be able to penetrate the Company's network security and misappropriate or compromise its confidential information or that of its customers or other third-parties, create system disruptions, or cause shutdowns. Additionally, sophisticated software and applications that the Company produces or procure from third parties may contain defects in design or manufacture, including "bugs" and other problems that could unexpectedly interfere with the operation of the information infrastructure. A disruption, infiltration or failure of the Company's information infrastructure systems or any of its data centers as a result of software or hardware malfunctions, computer viruses, cyber attacks, employee theft or misuse, power disruptions, natural disasters or accidents could cause breaches of data security, loss of critical data and performance delays, which in turn could adversely affect the business.

The Company plans to implement new lines of business or offer new products and services within existing lines of businesses. There are substantial risks and uncertainties associated with these efforts, particularly in instances where the markets are not fully developed. In developing and marketing new lines of business and/or new products and services, the Company may invest significant time and resources. Initial timetables for the introduction and development of new lines of business and/or new products or services may not be achieved and price and profitability targets may not prove feasible. The Company may not be successful in introducing new products and services in response to industry trends or developments in technology, or those new products may not achieve market acceptance. As a result, the Company could lose business, be forced to price products and services on less advantageous terms to retain or attract clients, or be subject to cost increases. As a result, the Company's business, financial condition, or results of operations may be adversely affected.

The Company has conducted transactions with related parties. During the years ended December 31, 2018 and 2017, the Company's sole member processed transactions on the Company's behalf. At December 31, 2018 and 2017, this activity resulted in a related party receivable of $9,425 and $9,608, respectively. These receivables are noninterest bearing and have no maturity date.

Following this offering the Company will be controlled by a principal member: a holding company with no operations and which is wholly owned by the Founder of TipSnaps. The principal assets of the holding company are the membership interests of TipSnaps that it holds. This principal member will have substantial influence over the outcome of corporate actions requiring member approval, including the election of directors and the approval of significant corporate transactions and it may in some instances exercise this influence in a manner that advances its best interests and not necessarily those of other members. This concentration of ownership may have the effect of delaying, preventing, or deterring a change in control of the Company, which could deprive investors of the opportunity to receive a premium for membership interests as part of a sale, could adversely affect the market price of the Company and could impede growth. Presently, the Operating Agreement does not prevent members from taking action by written consent; therefore, members holding more than 50% of the Company's outstanding voting power can take action without a member meeting. The lack of a requirement for a member meeting prior to taking such action means that minority members may be unable to articulate objections to the actions sought to be taken in the action by written consent.

The Company's cash position is relatively weak. The Company currently has only $700 in cash balances as of July 31, 2019. The Company could be harmed if it is unable to meet its cash demands, and the Company may not be able to continue operations if they are not able to raise additional funds.

Risks Related to the Securities

The Crowd Notes will not be freely tradable until one year from the initial purchase date. Although the Crowd Notes may be tradable under federal securities law, state securities regulations may apply and each Purchaser should consult with his or her attorney. You should be aware of the long-term nature of this investment. There is not now and likely will not be a public market for the Crowd Notes. Because the Crowd Notes have not been registered under the 1933 Act or under the securities laws of any state or non-United States jurisdiction, the Crowd Notes have transfer restrictions under Rule 501 of Regulation CF. It is not currently contemplated that registration under the 1933 Act or other securities laws will be effected. Limitations on the transfer of the Crowd Notes may also adversely affect the price that you might be able to obtain for the Crowd Notes in a private sale. Purchasers should be aware of the long-term nature of their investment in the Company. Each Purchaser in this Offering will be required to represent that it is purchasing the Securities for its own account, for investment purposes and not with a view to resale or distribution thereof.

We are selling convertible notes that will convert into shares or result in payment in limited circumstances. These notes only convert or result in payment in limited circumstances. If the Crowd Notes reach their maturity date, investors (by a decision of the Crowd Note holders holding a majority of the principal amount of the outstanding Crowd Notes) will either (a) receive payment equal to the total of their purchase price plus outstanding accrued interest, or (b) convert the Crowd Notes into shares of the Company's most senior class of preferred stock, and if no preferred stock has been issued, then shares of Company's common stock (provided the Company has converted into a C-Corporation). If there is a merger, buyout or other corporate transaction that occurs before a qualified equity financing, investors will receive a payment of the greater of their purchase price plus outstanding interest, the amount of preferred shares they would have been able to purchase using the valuation cap (if the Company has converted into a C-Corporation prior), or, if the Company has not converted into a C-Corporation at that time, payment equal to the cash value of such preferred shares had the notes converted into preferred shares. If there is a qualified equity financing (an initial public offering registered under the 1933 Act or a financing using preferred shares), the notes will convert into a yet to-be-determined class of preferred stock, provided the Company has converted into a C-Corporation. If the notes convert because they have reached their maturity date, the notes will convert based on a $3,500,000 valuation cap. If the notes convert due to a qualified equity financing, the notes will convert at a discount of 20%, or based on a $3,500,000 valuation cap. This means that investors would be rewarded for taking on early risk compared to later investors. Outside investors at the time of conversion, if any, might value the Company at an amount well below the $3,500,000 valuation cap, so you should not view the $3,500,000 as being an indication of the Company's value.

Conversion of the Crowd Note is conditional on the Company converting into a C-Corporation in the future. In order for the Crowd Note to convert into equity in the Company, the Company must first convert from a limited liability company to a C-Corporation. While the Company expects to convert into a C-Corporation in the future, there can be no guarantee that such conversion will be carried out. If the Company never converts into C-Corporation, then the Crowd Note will never convert into equity.

We have not assessed the tax implications of using the Crowd Note. To the extent permitted by generally accepted accounting and tax principles, the Company and investors will treat, account and report the Crowd Note as debt and not equity for accounting and tax purposes and with respect to any returns filed with federal, state or local tax authorities. However, because the Crowd Note is a type of debt security, there has been inconsistent treatment under state and federal tax law as to whether securities like the Crowd Note can be considered a debt of the Company, or the issuance of equity. Investors should consult their tax advisers.

The Crowd Note contains dispute resolution provisions which limit your ability to bring class action lawsuits or seek remedy on a class basis. By purchasing a Crowd Note this Offering, you agree to be bound by the dispute resolution provisions found in Section 6 of the Crowd Note. Those provisions apply to claims regarding this Offering, the Crowd Notes and possibly the securities into which the Crowd Note are convertible. Under those provisions, disputes under the Crowd Note will be resolved in arbitration conducted in Delaware. Further, those provisions may limit your ability to bring class action lawsuits or similarly seek remedy on a class basis.

You may have limited rights. The Company has not yet authorized preferred stock, and there is no way to know what voting rights those securities will have. In addition, as an investor in the Regulation CF offering you will be considered a Non-Major Investor (as defined below) under the terms of the notes offered, and therefore, you have more limited information rights.

You will be bound by an investor proxy agreement which limits your voting rights. As a result of purchasing the notes, all Non-Major Investors (including all investors investing under Regulation CF) will be bound by an investor proxy agreement. This agreement will limit your voting rights and at a later time may require you to convert your future preferred shares into common shares without your consent. Non-Major Investors will be bound by this agreement, unless Non-Major Investors holding a majority of the principal amount outstanding of the Crowd Notes (or majority of the shares of the preferred equity the notes will convert into) held by Non-Major Investors vote to terminate the agreement.

A majority of the Company is owned by a small number of owners. Prior to the Offering, the Company's current owners of 20% or more of the Company's outstanding voting securities beneficially own up to 100% of the Company's voting securities. Subject to any fiduciary duties owed to our other owners or investors under Delaware law, these owners may be able to exercise significant influence over matters requiring owner approval, including the election of directors or managers and approval of significant Company transactions, and will have significant control over the Company's management and policies. Some of these persons may have interests that are different from yours. For example, these owners may support proposals and actions with which you may disagree. The concentration of ownership could delay or prevent a change in control of the Company or otherwise discourage a potential acquirer from attempting to obtain control of the Company, which in turn could reduce the price potential investors are willing to pay for the Company. In addition, these owners could use their voting influence to maintain the Company's existing management, delay or prevent changes in control of the Company, or support or reject other management and board proposals that are subject to owner approval.

BUSINESS

Description of the Business
TipSnaps is democratizing the influencer economy by allowing mobile-first content creators to independently run a subscription business and directly monetize their mobile content.

The Company's Products and/or Services
TipSnaps.com is a subscription membership platform that offers tools for mobile content creators, or "Makers", to run subscription content businesses, with ways to build relationships and provide exclusive experiences to their subscribers, or "Tippers".
We believe TipSnaps is popular among social media influencers on Instagram & Snapchat. Content creators include comedians, models, fitness trainers, makeup artists, musicians, and other categories of creators who post regularly online. It allows "Makers" to receive funding directly from their fans, or "Tippers", on a recurring basis or exchange content for a one-time "Tip" offer.

Competition
The markets in which our products are sold are highly competitive. Our products compete against similar products of many large and small companies, including well-known global competitors. In many of the markets and industry segments in which we sell our products, we compete against other branded products as well as retailers' private-label brands. Product quality, performance, value and packaging are also important differentiating factors.

Target Customer Base
121 million Instagram accounts have between 10K-1M followers. These accounts tend to be largely un-monetized. Influencers become popular for their content, or their niche personalities/stories, and usually do not have the know-how or resources to monetize content creatively.
TipSnaps provides two revenue streams for influencers to monetize their followers(Subscriptions & Tips). Soon we're adding a third, Brand Partnerships.

To date, we've targeted Makers exclusively on Instagram, and our user acquisition strategy has been primarily composed of direct messaging users on Instagram, with limited media spend. With this raise we plan on dramatically evolving our Maker acquisition efforts and targeting new niche Influencer verticals.

Intellectual Property
The Company is dependent on the following intellectual property: None.

Litigation
None.

USE OF PROCEEDS
We will adjust roles and tasks based on the net proceeds of the Offering. We plan to use these proceeds as described below.

Offering Expenses
The use of proceeds for expenses related to the Combined Offering is as follows:
- If the Company raises the Target Amount, it will use 44.50% of the proceeds, or $11,125, towards offering expenses;
- If the Company raises the Closing Amount, it will use 12.50% of the proceeds, or $25,000, towards offering expenses; and
- If the Company raises the Maximum Amount, it will use 9.50% of the proceeds, or $47,500, towards offering expenses

The proceeds remaining after meeting offering expenses will be used as follows:

Use of Proceeds	% if Target Amount Raised ($25,000)	% if Closing Amount Raised ($150,000)	% if Maximum Amount Raised (500,000)
General Expenses	0%	8%	8%
User Acquisition Marketing	100%	29%	29%
Back End Developers	0%	19%	19%
Front End Developer	0%	10%	10%
Lead Marketing Contractor	0%	10%	10%
Events + Media Creation	0%	5%	5%
Legal/Banking/Compliance	0%	5%	5%
Support Desk	0%	5%	5%
Operations Manager-Contract	0%	4%	4%
CEO Salary	0%	5%	5%

The above table of the anticipated use of proceeds is not binding on the Company and is merely a description of its current intentions.

We reserve the right to change the above use of proceeds if management believes it is in the best interests of the Company.

DIRECTORS, OFFICERS, AND MANAGERS

The directors, officers, and managers of the Company are listed below along with all positions and offices held at the Company and their principal occupation and employment responsibilities for the past three (3) years

Name	Positions and Offices Held at the Company	Principal Occupation and Employment Responsibilities for the Last Three (3) Years
Lyonel Douge	CEO	Digital Product Manager at Johnson & Johnson

Indemnification

Indemnification is authorized by the Company to managers, officers or controlling persons acting in their professional capacity pursuant to Delaware law. Indemnification includes expenses such as attorney's fees and, in certain circumstances, judgments, fines and settlement amounts actually paid or incurred in connection with actual or threatened actions, suits or proceedings involving such person, except in certain circumstances where a person is adjudged to be guilty of gross negligence or willful misconduct, unless a court of competent jurisdiction determines that such indemnification is fair and reasonable under the circumstances.

Employees

The Company currently has 1 full-time consultant, 9 part-time team members, and 3 board advisors.

CAPITALIZATION AND OWNERSHIP

Capitalization

The Company has issued the following outstanding Securities:

Type of security	Amount outstanding	Voting rights	How this security may limit, dilute, or qualify the Securities issues pursuant to this Offering	Percentage ownership of the Company by the holders of such securities prior to the Offering	Other material terms
Common Units	0*	N/A	N/A	N/A	N/A

The Company is 100% owned by Lyonel Douge, Bluelight Technologies LLC. No securities have been issued.
The Initial Contributions of the Members of TipSnaps LLC are as follows:
Lyonel Douge, Bluelight Technologies LLC
Contribution:
Cash: $25,000.00
Intellectual Property: Codebase for TipSnaps.com valued at $100,000.00

The Company has the following debt outstanding: None.

Ownership

Below are the beneficial owners of 20% percent or more of the Company's outstanding voting equity securities, calculated on the basis of voting power, are listed along with the amount they own.

Name	Number and type/class of security held	Percentage ownership
Lyonel Douge	Common Units*	100%

At December 31, 2018 and 2017, the Company has one member that owns 100% of the single class of membership equity authorized.

FINANCIAL INFORMATION

Please see the financial information listed on the cover page of this Form C and attached hereto in addition to the following information. Financial statements are attached hereto as Exhibit B.

Operations

TipSnaps, LLC ("the Company") is a limited liability company organized on March 30, 2017 under the laws of the State of Delaware, and is headquartered in West Orange, New Jersey. The Company is an online platform for social media influencers to monetize their following, by allowing influencers to sell exclusive content to followers.

The Company has limited operating history and has incurred a net loss from inception of $20,016, which raises substantial doubt about the Company's ability to continue as a going concern. The ability of the Company to continue as a going concern is dependent upon management's plan to raise additional capital, its ability to sustain profitable sales of its flagship service, and its ability to sustain positive operational cash flows. The accompanying financial statements do not include any adjustments that might be required should the Company be unable to continue as a going concern.

Revenue Recognition

The Company recognizes revenue only when all of the following criteria have been met:
- Persuasive evidence of an arrangement exists;
- Delivery has occurred or services have been rendered;
- The fee for the arrangement is fixed or determinable; and
- Collectability is reasonably assured.

Accounts Receivable and Allowance for Uncollectible Accounts

Accounts receivable are recorded at the amount the Company expects to collect. The Company recognizes an allowance for losses on accounts receivable deemed to be uncollectible. The allowance is based on an analysis of historical bad debt experience as well as an assessment of specific identifiable accounts considered at risk or uncollectible. Based on management's assessment, the Company provides for estimated uncollectible amounts through a charge to earnings and credit to the allowance. At December 31, 2018 and 2017, the Company determined no allowance for uncollectible accounts was necessary

Advertising costs

The Company's advertising costs are expensed as incurred. During the years ended December 31, 2018 and 2017, the Company recognized $3,882 and $1,036 in advertising costs, respectively.

Tips Receivable/Payable

The Company facilitates all transactions between influencers and their followers. The Company records a tip receivable at the time a follower initiates a payment to an influencer. Upon receipt, the Company processes and distributes the amount received, less service fees, to the influencer. Tips receivable is recorded at the amount to be distributed to the influencers. The Company does not recognize service revenue for the portion of payments received from followers to be distributed to influencers. Tips received but not distributed at year end are recorded as a current liability on the balance sheet.

Liquidity and Capital Resources

The proceeds from the Offering are essential to our operations. We plan to use the proceeds as set forth above under "Use of Proceeds", which is an indispensable element of our business strategy. The Offering proceeds will have a beneficial effect on our liquidity, as we have approximately $755 in cash on hand as of July 31st 2019 which will be augmented by the Offering proceeds and used to execute our business strategy.

The Company currently does not have any additional outside sources of capital other than the proceeds from the Combined Offerings.

Capital Expenditures and Other Obligations

The Company does not intend to make any material capital expenditures in the future.

Trends and Uncertainties

After reviewing the above discussion of the steps the Company intends to take, potential Purchasers should consider whether achievement of each step within the estimated time frame is realistic in their judgment. Potential Purchasers should also assess the consequences to the Company of any delays in taking these steps and whether the Company will need additional financing to accomplish them.

The financial statements are an important part of this Form C and should be reviewed in their entirety. The financial statements of the Company are attached hereto as Exhibit B.

Valuation

Before making an investment decision, you should carefully consider this valuation and the factors used to reach such valuation. Such valuation may not be accurate and you are encouraged to determine your own independent value of the Company prior to investing.

As discussed in "Dilution" below, the valuation will determine the amount by which the investor's stake is diluted immediately upon investment. An early-stage company typically sells its shares (or grants options over its shares) to its founders and early employees at a very low cash cost, because they are, in effect, putting their "sweat equity" into the Company. When the Company seeks cash investments from outside investors, like you, the new investors typically pay a much larger sum for their shares than the founders or earlier investors, which means that the cash value of your stake is immediately diluted because each share of the same type is worth the same amount, and you paid more for your shares (or the notes convertible into shares) than earlier investors did for theirs.

There are several ways to value a company. None of them is perfect and all of them involve a certain amount of guesswork. The same method can produce a different valuation if used by a different person.

Liquidation Value - The amount for which the assets of the Company can be sold, minus the liabilities owed, e.g., the assets of a bakery include the cake mixers, ingredients, baking tins, etc. The liabilities of a bakery include the cost of rent or mortgage on the bakery. However, this value does not reflect the potential value of a business, e.g. the value of the secret recipe. The value for most startups lies in their potential, as many early stage companies do not have many assets (they probably need to raise funds through a securities offering in order to purchase some equipment).

Book Value - This is based on analysis of the Company's financial statements, usually looking at the Company's balance sheet as prepared by its accountants. However, the balance sheet only looks at costs (i.e. what was paid for the asset), and does not consider whether the asset has increased in value over time. In addition, some intangible assets, such as patents, trademarks or trade names, are very valuable but are not usually represented at their market value on the balance sheet.

Earnings Approach - This is based on what the investor will pay (the present value) for what the investor expects to obtain in the future (the future return), taking into account inflation, the lost opportunity to participate in other investments, the risk of not receiving the return. However, predictions of the future are uncertain and valuation of future returns is a best guess.

Different methods of valuation produce a different answer as to what your investment is worth. Typically liquidation value and book value will produce a lower valuation than the earnings approach. However, the earnings approach is also most likely to be risky as it is based on many assumptions about the future, while the liquidation value and book value are much more conservative.

Future investors (including people seeking to acquire the Company) may value the Company differently. They may use a different valuation method, or different assumptions about the Company's business and its market. Different valuations may mean that the value assigned to your investment changes. It frequently happens that when a large institutional investor such as a venture capitalist makes an investment in a company, it values the Company at a lower price than the initial investors did. If this happens, the value of the investment will go down.

Previous Offerings of Securities
We have made the following issuances of securities within the last three years: None.

THE OFFERING AND THE SECURITIES

The Securities Offered in this Offering

The following description is a brief summary of the material terms of the Securities being offered and is qualified in its entirety by the terms contained in the Crowd Notes.

The Crowd Notes sold in this Offering will convert in the following circumstances:

- If a "corporate transaction" (such as the sale of the Company) occurs prior to a "qualified equity financing" (which is a preferred stock financing raising of not less than $1,000,000).
- Once a "qualified equity financing" occurs, the notes thereafter will automatically convert into the shares of preferred stock sold in the qualified equity financing.
- If the maturity date is reached, the note holders will have the option, by decision of the majority outstanding note holders, to convert into the Company's most senior class of preferred stock, and if no preferred stock has been issued, then shares of the Company's common stock.

The price at which the Crowd Notes sold in this Offering will convert will be:

- At a discount of 20% to the price in the qualified equity financing, subject to a $3,500,000 valuation cap, if the conversion takes place after the qualified equity financing;
- If conversion takes place prior to a qualified equity financing due to a corporate transaction, the greater of twice the outstanding principal of the Crowd Notes, or the amount of stock the Crowd Notes would convert into under the valuation cap; or
- If conversion takes place prior to a qualified equity financing because the maturity date has been reached, subject to a $3,500,000 valuation cap.

Until the earlier of the qualified equity financing or the corporate transaction, the Crowd Notes accrue an annual interest rate of 5%, compounded quarterly.

The securities into which the Crowd Notes in this Offering will convert will have more limited voting and information rights than those to be issued to Major Investors on conversion.

Our Target Amount for this Offering to investors under Regulation Crowdfunding is $25,000.

Additionally, we have set a minimum Closing Amount of $150,000 between our Combined Offerings under Regulation Crowdfunding and Regulation D, which we will need to meet before the Offering may close.

The minimum investment in this Offering is $1,000. SeedInvest Auto Invest participants have a lower investment minimum in this offering of $200. Investments of $20,000 or greater will only be accepted through the Regulation D offering.

All Non-Major Investors of Crowd Notes will be bound by an investor proxy agreement. This agreement will limit your voting rights and at a later time may require you to convert your future preferred shares into common shares without your consent. Non-Major Investors will be bound by this agreement, unless Non-Major Investors holding a majority of the principal amount outstanding of the Crowd Notes (or majority of the shares of the preferred equity the notes will convert into) held by Non-Major Investors vote to terminate the agreement.

Securities Sold Pursuant to Regulation D
The Company is selling securities in a concurrent offering to accredited investors under Rule 506(c) under the 1933 Act at the same time as this Offering under Regulation Crowdfunding (together, the "Combined Offerings").

The Crowd Notes in the Regulation D offering convert under similar terms to the Crowd Notes in this offering. However, investors who invest $50,000 or greater will be considered "Major Investors" under the Crowd Note. Major Investors will be entitled to greater information rights than Non-Major Investors in the Combined Offerings. In the future, Major Investors may also be entitled to greater voting rights than their non-major counterparts.

Classes of Securities of the Company

Common Units
None. The Company has not issued any Common Units.

Preferred Units
None.

Dilution
Even once the Crowd Note convert into preferred or common equity securities, as applicable, the investor's stake in the Company could be diluted due to the Company issuing additional shares. In other words, when the Company issues more shares (or additional equity interests), the percentage of the Company that you own will go down, even

though the value of the Company may go up. You will own a smaller piece of a larger company. This increase in number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round or angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible bonds, preferred shares or warrants) into stock.

If a company decides to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if the company offers dividends, and most early stage companies are unlikely to offer dividends, preferring to invest any earnings into the company).

The type of dilution that hurts early-stage investors mostly occurs when a company sells more shares in a "down round," meaning at a lower valuation than in earlier offerings. An example of how this might occur is as follows (numbers are for illustrative purposes only):
- In June 2014 Jane invests $20,000 for shares that represent 2% of a company valued at $1 million.
- In December, the company is doing very well and sells $5 million in shares to venture capitalists on a valuation (before the new investment) of $10 million. Jane now owns only 1.3% of the company but her stake is worth $200,000.
- In June 2015 the company has run into serious problems and in order to stay afloat it raises $1 million at a valuation of only $2 million (the "down round"). Jane now owns only 0.89% of the company and her stake is worth only $26,660.

This type of dilution might also happen upon conversion of convertible notes into shares. Typically, the terms of convertible notes issued by early-stage companies provide that in the event of another round of financing, the holders of the convertible notes get to convert their notes into equity at a "discount" to the price paid by the new investors, i.e., they get more shares than the new investors would for the same price. Additionally, convertible notes may have a "price cap" on the conversion price, which effectively acts as a share price ceiling. Either way, the holders of the convertible notes get more shares for their money than new investors. In the event that the financing is a "down round" the holders of the convertible notes will dilute existing equity holders, and even more than the new investors do, because they get more shares for their money.

If you are making an investment expecting to own a certain percentage of the Company or expecting each share to hold a certain amount of value, it's important to realize how the value of those shares can decrease by actions taken by the Company. Dilution can make drastic changes to the value of each share, ownership percentage, voting control, and earnings per share.

Tax Matters

EACH PROSPECTIVE PURCHASER SHOULD CONSULT WITH HIS OWN TAX AND ERISA ADVISOR AS TO THE PARTICULAR CONSEQUENCES TO THE PURCHASER OF THE PURCHASE, OWNERSHIP AND SALE OF THE PURCHASER'S SECURITIES, AS WELL AS POSSIBLE CHANGES IN THE TAX LAWS.

Restrictions on Transfer
Any Securities sold pursuant to Regulation CF being offered may not be transferred by any Purchaser of such Securities during the one-year holding period beginning when the Securities were issued, unless such Securities are transferred: 1) to the Company, 2) to an accredited investor, as defined by Rule 501(a) of Regulation D promulgated under the 1933 Act, 3) as part of an IPO or 4) to a member of the family of the Purchaser or the equivalent, to a trust controlled by the Purchaser, to a trust created for the benefit of a member of the family of the Purchaser or the equivalent, or in connection with the death or divorce of the Purchaser or other similar circumstances. "Member of the family" as used herein means a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother/father/daughter/son/sister/brother-in-law, and includes adoptive relationships. Remember that although you may legally be able to transfer the Securities, you may not be able to find another party willing to purchase them.

In addition to the foregoing restrictions, prior to making any transfer of the Securities or any Securities into which they are convertible, such transferring Purchaser must either make such transfer pursuant to an effective registration statement filed with the SEC or provide the Company with an opinion of counsel stating that a registration statement is not necessary to effect such transfer.

Other Material Terms

The Company does not have the right to repurchase the Securities. The Securities do not have a stated return or liquidation preference.

Related Person Transactions

From time to time the Company may engage in transactions with related persons. Related persons are defined as any manager, director, or officer of the Company; any person who is the beneficial owner of 10 percent or more of the Company's outstanding voting equity securities, calculated on the basis of voting power; any promoter of the Company; any immediate family member of any of the foregoing persons or an entity controlled by any such person or persons.

The Company has conducted the following transactions with related persons: None.

Conflicts of Interest

The Company has engaged in the following transactions or relationships, which may give rise to a conflict of interest with the Company, its operations and its security holders: None.

OTHER INFORMATION

Bad Actor Disclosure

None.

SEEDINVEST INVESTMENT PROCESS

Making an Investment in the Company

How does investing work?

When you complete your investment on SeedInvest, your money will be transferred to an escrow account where an independent escrow agent will watch over your investment until it is accepted by the Company. Once the Company accepts your investment, and certain regulatory procedures are completed, your money will be transferred from the escrow account to the Company in exchange for your Crowd Note. At that point, you will be an investor in the Company.

SeedInvest Regulation CF rules regarding the investment process:
- Investors may cancel an investment commitment until 48 hours prior to the deadline identified in the issuer's Offering materials;
- The intermediary will notify investors when the target offering amount has been met;
- The Company is making concurrent offerings under both Regulation CF and Regulation D and unless the Company raises at least the target amount under the Regulation CF Offering and the closing amount under both offerings, it will not close this Offering;
- If an issuer reaches a target offering amount and the closing amount prior to the deadline identified in its offering materials, it may close the Offering early if it provides notice about the new Offering deadline at least five business days prior to such new Offering deadline;
- If there is a material change and an investor does not reconfirm his or her investment commitment, the investor's investment commitment will be cancelled and the committed funds will be returned;
- If an issuer does not reach both the target offering amount and the closing offering amount prior to the deadline identified in its offering materials, no Securities will be sold in the Offering, investment commitments will be cancelled and committed funds will be returned; and
- If an investor does not cancel an investment commitment before the 48-hour period prior to the Offering deadline, the funds will be released to the issuer upon closing of the Offering and the investor will receive Securities in exchange for his or her investment.

What will I need to complete my investment?

To make an investment you will need the following information readily available:
1. Personal information such as your current address and phone number
2. Employment and employer information
3. Net worth and income information
4. Social Security Number or government-issued identification
5. ABA bank routing number and checking account number

What is the difference between preferred equity and a convertible note?

Preferred equity is usually issued to outside investors and carries rights and conditions that are different from that of common stock. For example, preferred equity may include rights that prevent or minimize the effects of dilution or grants special privileges in situations when the Company is sold.

A convertible note is a unique form of debt that converts into equity, usually in conjunction with a future financing round. The investor effectively loans money to the Company with the expectation that they will receive equity in the Company in the future at a discounted price per share when the Company raises its next round of financing. To learn more about startup investment types, check out "How to Choose a Startup Investment" in the SeedInvest Academy.

How much can I invest?

An investor is limited in the amount that he or she may invest in a Regulation Crowdfunding Offering during any 12-month period:

- If either the annual income or the net worth of the investor is less than $107,000, the investor is limited to the greater of $2,000 or 5% of the lesser of his or her annual income or net worth.
- If the annual income and net worth of the investor are both equal to or greater than $107,000, the investor is limited to 10% of the lesser of his or her annual income or net worth, to a maximum of $107,000. Separately, the Company has set a minimum investment amount.

How can I (or the Company) cancel my investment?

For Offerings made under Regulation Crowdfunding, you may cancel your investment at any time up to 48 hours before a closing occurs or an earlier date set by the Company. You will be sent a reminder notification approximately five days before the closing or set date giving you an opportunity to cancel your investment if you had not already done so. Once a closing occurs, and if you have not cancelled your investment, you will receive an email notifying you that your Securities have been issued. If you have already funded your investment, let SeedInvest know by emailing cancellations@seedinvest.com. Please include your name, the Company's name, the amount, the investment number, and the date you made your investment.

After My Investment

What is my ongoing relationship with the Company?

You are an investor in the Company, you do own securities after all! But more importantly, companies that have raised money via Regulation Crowdfunding must file information with the SEC and post it on their website on an annual basis. Receiving regular company updates is important to keep investors educated and informed about the progress of the Company and their investments. This annual report includes information similar to the Company's initial Form C filing and key information that a company will want to share with its investors to foster a dynamic and healthy relationship.

In certain circumstances a company may terminate its ongoing reporting requirements if:

(1) the Company is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;
(2) the Company has filed at least three annual reports pursuant to Regulation CF and has total assets that do not exceed $10,000,000;
(3) the Company has filed at least one annual report pursuant to Regulation CF and has fewer than 300 holders of record;
(4) the Company or another party repurchases all of the Securities issued in reliance on Section 4(a)(6) of the 1933 Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or
(5) the Company liquidates or dissolves its business in accordance with state law.

However, regardless of whether a company has terminated its ongoing reporting requirements per SEC rules, SeedInvest works with all companies on its platform to ensure that investors are provided quarterly updates. These quarterly reports will include information such as: (i) quarterly net sales, (ii) quarterly change in cash and cash on hand, (iii) material updates on the business, (iv) fundraising updates (any plans for next round, current round status, etc.), and (v) any notable press and news.

How do I keep track of this investment?

You can return to SeedInvest at any time to view your portfolio of investment and obtain a summary statement. In addition to monthly account statements, you may also receive periodic updates from the Company about its business.

Can I get rid of my Securities after buying them?

Securities purchased through a Regulation Crowdfunding Offering are not freely transferable for one year after the date of purchase, except in the case where they are transferred:

1. To the Company that sold the Securities
2. To an accredited investor
3. As part of an Offering registered with the SEC (think IPO)
4. To a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser, or in connection with the death or divorce of the purchaser

Regardless, after the one year holding period has expired, you should not plan on being able to readily transfer and/or sell your security. Currently, there is no market or liquidity for these Securities and the Company does not have any plans to list these Securities on an exchange or other secondary market. At some point the Company may choose to do so, but until then you should plan to hold your investment for a significant period of time before a "liquidation event" occurs.

SIGNATURE

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.


Lyonel Douge
_____
(Signature)

Lyonel Douge
_____
(Name)

CEO
_____
(Title)


Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Form C has been signed by the following persons in the capacities and on the dates indicated.


Lyonel Douge
_____
(Signature)

Lyonel Douge
_____
(Name)

CEO
_____
(Title)

August 16, 2019
_____
(Date)


Instructions.

1.   The form shall be signed by the issuer, its principal executive officer or officers, its principal financial officer, its controller or principal accounting officer and at least a majority of the board of directors or persons performing similar functions.

2.   The name of each person signing the form shall be typed or printed beneath the signature.

Intentional misstatements or omissions of facts constitute federal criminal violations. See 18 U.S.C. 1001.

EXHIBIT B
Financials



TIPSNAPS LLC
A Delaware Corporation

Financial Statements (Unaudited) and
Independent Accountants' Review Report

December 31, 2018 and 2017

TIPSNAPS LLC

Year Ended December 31, 2018 and period from March 30, 2017 (inception) through December 31, 2017

Table of Contents



INDEPENDENT ACCOUNTANTS' REVIEW REPORT



To Management of TipSnaps, LLC
West Orange, New Jersey

We have reviewed the accompanying consolidated financial statements of TipSnaps, LLC ("the Company"), which comprise the balance sheet as of December 31, 2018 and 2017, and the related statements of operations and changes in member's equity, and cash flows for the year ended December 31, 2018 and the period from March 30, 2017 (inception) ended December 31, 2017, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountants' Responsibility

Our responsibility is to conduct the review engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountants' Conclusion

Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in accordance with accounting principles generally accepted in the United States of America.

Other Matter

As disclosed in Note 5 of the financial statements, the Company has a limited operating history and his incurred significant losses from inception. Accordingly, substantial doubt is raised about the Company's ability to continue as a going concern.

Supplementary Information

The supplementary information included is presented for purposes of additional analysis and is not a required part of the basic financial statements. Such information is the responsibility of management and was derived from, and relates directly to, the underlying accounting and other records used to prepare the financial statements. We have not audited or reviewed the such information and do not express an opinion on such information

Fruci & Associates II, PLLC

Spokane, Washington
August 2, 2019

Members of:
WSCPA
AICPA
PCPS

802 North Washington
PO Box 2163
Spokane, Washington
99210-2163

P 509-624-9223
TF 1-877-264-0485
mail@fruci.com
www.fruci.com

TIPSNAPS, LLC

BALANCE SHEETS

December 31, 2018 and 2017

(unaudited)

		2018		2017
Assets				
Current assets				
Cash and cash equivalents	$	20,396	$	-
Accounts receivable, net		1,673		-
Tips receivable		24,219		-
Related party receivable		9,425		9,608
Total current assets		55,713		9,608
Intangible assets, net		60,284		105,498
Total assets	$	115,997	$	115,106
Liabilities and member's equity				
Current liabilities				
Tips payable	$	4,892	$	-
Total current liabilties		4,892		-
Total liabilities		4,892		-
Total member's equity		111,105		115,106
Total liabilities and member's equity	$	115,997	$	115,106

See accountants' review report and accompanying notes to the financial statements.

TIPSNAPS, LLC

STATEMENTS OF OPERATIONS AND CHANGES IN MEMBER'S EQUITY

For the Year Ended December 31, 2018 and period from March 30, 2017 (inception) through December 31, 2017

(unaudited)

	2018	2017
Service fees	$ 141,685	$ 20,974
Cost of sales	(71,190)	(11,365)
Gross profit	70,495	9,609
Operating expenses		
Amortization	45,214	30,142
General and administrative	12,501	3,421
Advertising	3,882	1,036
Professional fees	3,044	225
Travel	655	-
Total operating expenses	65,296	34,824
Net income (loss)	$ 5,199	$ (25,215)
Changes in member's equity		
Beginning member's equity	$ 115,106	$ -
Capital contributions	-	140,321
Distributions to members	(9,200)	-
Net income (loss)	5,199	(25,215)
Ending member's equity	$ 111,105	$ 115,106

See accountants' review report and accompanying notes to the financial statements.

TIPSNAPS, LLC

STATEMENTS OF CASH FLOWS

For the Year Ended December 31, 2018 and period from March 30, 2017 (inception) through December 31, 2017

(unaudited)

	2018	2017
Cash flows from operating activities		
Net income (loss)	$ 5,199	$ (25,215)
Adjustments to reconcile net income (loss) to net cash		
provided (used) by operating activities:		
Amortization	45,214	30,142
Changes in operating assets and liabilities:		
Accounts receivable	(1,673)	-
Related party receivable	183	(9,608)
Tips receivable	(24,219)	-
Tips payable	4,892	-
Net cash provided (used) by operating activities	29,596	(4,681)
Cash flows from financing activities		
Contributions from member	-	4,681
Distributions to member	(9,200)	
Net cash provided (used) by financing activities	(9,200)	4,681
Net increase in cash and cash equivalents	20,396	-
Cash and cash equivalents, beginning	-	-
Cash and cash equivalents, ending	$ 20,396	$ -
Supplemental cash flow information:		
Cash paid during the period for:		
Interest	-	-
Income taxes	-	-
	$ -	$ -
Supplemental noncash information:		
Contribution of intangible asset	$ -	$ 135,640

See accountants' review report and accompanying notes to the financial statements.

NOTE 1 – NATURE OF BUSINESS AND SIGNIFICANT ACCOUNTING POLICIES

Nature of Business

TipSnaps, LLC ("the Company") is a limited liability company organized on March 30, 2017 under the laws of the State of Delaware, and is headquartered in West Orange, New Jersey. The Company is an online platform for social media influencers to monetize their following, by allowing influencers to sell exclusive content to followers.

Basis of Presentation

The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America ("GAAP"). In the opinion of management, all adjustments considered necessary for a fair presentation have been included. All such adjustments are normal and recurring in nature. The Company's fiscal year-end is December 31. The Company's functional currency is United States Dollars and financial statement presentation is in United States Dollars.

Use of Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Revenue Recognition

The Company recognizes revenue only when all of the following criteria have been met:
- Persuasive evidence of an arrangement exists;
- Delivery has occurred or services have been rendered;
- The fee for the arrangement is fixed or determinable; and
- Collectability is reasonably assured.

The Company facilitates all transactions between an influencer and their followers using the Company's platform. Service fee revenue is recognized at the time the payment from a follower is provided to the influencer.

Cash and Cash Equivalents

The Company considers all highly liquid investments with an original maturity of 90 days or less to be cash equivalents. At December 31, 2018 and 2017, the Company had no items, other than bank deposits, that would be considered cash equivalents. The Company maintains its cash in bank deposit accounts, that may at times, exceed federal insured limits. No losses have been recognized as a result of these excess amounts.

Accounts Receivable and Allowance for Uncollectible Accounts

Accounts receivable are recorded at the amount the Company expects to collect. The Company recognizes an allowance for losses on accounts receivable deemed to be uncollectible. The allowance is based on an analysis of historical bad debt experience as well as an assessment of specific identifiable accounts considered at risk or uncollectible. Based on management's assessment, the Company provides for estimated uncollectible amounts through a charge to earnings and credit to the allowance. At December 31, 2018 and 2017, the Company determined no allowance for uncollectible accounts was necessary.

Tips Receivable/Payable

The Company facilitates all transactions between influencers and their followers. The Company records a tip receivable at the time a follower initiates a payment to an influencer. Upon receipt, the Company processes and distributes the amount received, less service fees, to the influencer. Tips receivable is recorded at the amount to be distributed to the influencers. The Company does not recognize service revenue for the portion of payments received from followers to be distributed to influencers. Tips received but not distributed at year end are recorded as a current liability on the balance sheet.

Intangibles

Costs for internally-developed software to be marketed to outside users are recorded pursuant to ASC Section 985 *Software.* Research and development costs prior to attaining 'technological feasibility' are expensed as incurred. Costs incurred thereafter to develop the final product are capitalized and amortized over an estimated useful life of the asset using the straight-line method for financial statement purposes. The Company reviews the recoverability of internally-developed software assets, including the useful lives, whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. No impairment was considered necessary at December 31, 2018 or 2017.

Advertising costs

The Company's advertising costs are expensed as incurred. During the years ended December 31, 2018 and 2017, the Company recognized $3,882 and $1,036 in advertising costs, respectively.

Income Taxes

The Company is a limited liability company treated as a partnership for federal and state income tax purposes. The Company's taxable income or loss is allocated to its members in accordance with their respective percentage of ownership. Therefore, no provision or liability for income taxes has been included in the accompanying financial statements. The Company files income tax returns in the U.S. federal jurisdiction and the Delaware state jurisdictions, as applicable. Tax returns filed with the Internal Revenue Service ("IRS") are subject to statute of limitation of three years from the date of the return, and as such, tax returns from inception remain open to potential examination.

Recent Accounting Pronouncements

In May 2014, the Financial Accounting Standards Board ("FASB") issued Accounting Standards Update (ASU) No. 2014- 09, Revenue from Contracts with Customers. ASU 2014-09 is a comprehensive revenue recognition standard that will supersede nearly all existing revenue recognition guidance under current U.S. GAAP and replace it with a principle-based approach for determining revenue recognition. ASU 2014-09 will require that companies recognize revenue based on the value of transferred goods or services as they occur in the contract. The ASU also will require additional disclosure about the nature, amount, timing and uncertainty of revenue and cash flows arising from customer contracts, including significant judgments and changes in judgments and assets recognized from costs incurred to obtain or fulfill a contract. ASU 2014-09 is effective for interim and annual periods beginning after December 15, 2017. Early adoption is permitted only in annual reporting periods beginning after December 15, 2016, including interim periods therein. Entities will be able to transition to the standard either retrospectively or as a cumulative-effect adjustment as of the date of adoption. The Company is in the process of evaluating the impact of ASU 2014-09 on the Company's financial statements and disclosures.

No other recently issued accounting pronouncements are expected to have a significant impact on the Company's financial statements.

Subsequent Events

The Company has evaluated subsequent events through August 2, 2019, the date these financial statements were available to be issued.

NOTE 2 – INTANGIBLE ASSETS

Intangible assets consist of the following at December 31:

	2018	2017
Software platform	$ 135,640	$ 135,640
Accumulated amortization	(75,356)	(30,142)
Intangible assets, net	$ 60,284	$ 105,498

Amortization expense for the years ended December 31, 2017 and 2018, was $45,214 and $30,142, respectively.

NOTE 3 – RELATED PARTY TRANSACTIONS

During the years ended December 31, 2018 and 2017, the Company's sole member processed transactions on the Company's behalf. At December 31, 2018 and 2017, this activity resulted in a related party receivable of $9,425 and $9,608, respectively. These receivables are noninterest bearing and have no maturity date.

NOTE 4 – MEMBER'S EQUITY

At December 31, 2018 and 2017, the Company has one member that owns 100% of the single class of membership equity authorized. During the year ended December 31, 2017, the single member contributed a software asset and cash to the Company valued at $135,640 and $4,681, respectively. During the year ended December 31, 2018, the sole member took distributions of $9,200.

NOTE 5 –GOING CONCERN

The accompanying financial statements have been prepared assuming the Company will continue as a going concern, which contemplates the recoverability of assets and the satisfaction of liabilities in the normal course of business.

The Company has limited operating history and has incurred a net loss from inception of $20,016, which raises substantial doubt about the Company's ability to continue as a going concern. The ability of the Company to continue as a going concern is dependent upon management's plan to raise additional capital, its ability to sustain profitable sales of its flagship service, and its ability to sustain positive operational cash flows. The accompanying financial statements do not include any adjustments that might be required should the Company be unable to continue as a going concern.

SUPPLEMENTARY INFORMATION

TIPSNAPS, LLC

STATEMENT OF OPERATIONS: GROSS SERVICE VOLUME BASIS

For the Year Ended December 31, 2018 and period from March 30, 2017 (inception) through December 31, 2017

(unaudited)

	2018	2017
Gross services volume*	$ 602,537	$ 124,870
Payments to influencers	(460,852)	(103,896)
Cost of sales	(71,190)	(11,365)
Gross services volume, net	70,495	9,609
Total operating expenses	65,296	34,824
Net income (loss)	$ 5,199	$ (25,215)

* Includes both client spend and additional fees charged for other services, and reflects the total amount that followers spend on the Company's platform.

EXHIBIT C
PDF of SI Website


tipsnaps.com
Seed Capital Raise 2019
This presentation contains offering materials prepared solely by TipSnaps
assistance of SI Securities, and not subject to FINRA Rule 2210. In addition, this
contain forward looking statements and information relating to, among o
company, its business plan and strategy, and its industry. These statements refle
current views with respect to future events based on information currently
subject to risks and uncertainties that could cause the company's actual
materially. Investors are cautioned not to place undue reliance on these
statements as they are meant for illustrative purposes and they do not represe
future results, levels of activity, performance, or achievements, all of which
Moreover, no person nor any other person or entity assumes responsibility for
completeness of forward-looking statements, and is under no duty to u
statements to conform them to actual results.

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Invest in TipSnaps

Social media platform that allows influencers to sell exclusive content directly to their fans.

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$1,000	$3,500,000	Crowd Note
Minimum	Valuation cap	Security Type

INVEST

Time Left 56d : 10h : 36m

Purchased securities are not currently tradeable. Expect to hold your investment until the company lists on a national exchange or is acquired.

TipSnaps is offering securities under both Regulation D and Regulation CF through SI Securities, LLC ("SI Securities"). SI Securities is an affiliate of SeedInvest Technology, LLC, a registered broker-dealer, and member FINRA/SIPC. SI Securities will receive cash compensation equal to 7.50% of the value of the securities sold and equity compensation equal to 5.00% of the number of securities sold. Investments made under both Regulation D and Regulation CF involve a high degree of risk and those investors who cannot afford to lose their entire investment should not invest. Furthermore, the contents of the Highlights, Term Sheet sections have been prepared by SI Securities and shall be deemed broker-dealer communications subject to FINRA Rule 2210 (the "Excluded Sections"). With the exception of the Excluded Sections noted above, this profile contains offering materials prepared solely by TipSnaps without the assistance of SI Securities, and not subject to FINRA Rule 2210 (the "Issuer Profile"). The Issuer Profile may contain forward-looking statements and information relating to, among other things, the company, its business plan and strategy, and its industry. Investors should review the risks and disclosures in the offering's draft. The contents of this profile are meant to be a summary of the information found in the company's Form C. Before making an investment decision, investors should review the company's Form C for a complete description of its business and offering information, a copy of which may be found both here and below.

Company Highlights

- Company reached profitability in 2018 without raising funds from outside investors; fully bootstrapped by single founder.
- Over $1M in Total Historical Gross Service Volume (reflects the total amount that followers spend on the Company's platform); resulting in $232,000+ in Historical Service Fees to TipSnaps(unaudited).
- 279,000+ registered users growing at a MoM rate of 30% (based on growth rate from May 2017 to June 2019).
- 4.9 million unique visitors and 25.7 million pageviews (through May 2019).

Fundraise Highlights

- Total Round Size: US $500,000
- Raise Description: Seed
- Minimum Investment: US $1,000 per investor
- Security Type: Crowd Note
- Valuation Cap: US $3,500,000
- Target Minimum Raise Amount: US $150,000
- Offering Type: Side by Side Offering

TipSnaps is democratizing the influencer economy by allowing mobile-first content creators to independently run a subscription business and directly monetize their mobile content.

Instagram, Snapchat, and other social media platforms do not support monetization for content creators/influencers. All monetization must happen outside of the platform, typically through brand partnerships. This is very limiting.

TipSnaps allows anyone with significant social media followership (1000+ followers) to sell exclusive content directly to their fans. This democratizes the influencer economy by enabling content creators to unlock their earning potential and directly monetize their followership via a subscription business.

The majority of popular social media users "influencers" do not have the know-how or resources to effectively monetize their accounts - in fact, many of these users do not even think of themselves as "influencers" yet(although this is changing). Per a 2018 study from Mention.com, from the ~900M Instagram accounts, 121.5 million accounts are considered influencers, or have between 10k-1M followers. This does not include Snapchat or Twitter users.

In the past, business or tech savviness was a pre-requisite for monetizing a social media account. But times are changing. Today, as long as a person has an authentic, unique/niche personality and content, that person can attract a significant following and ultimately should be able to monetize his/her follower base.

PROFILE MENU

TipSnaps is here to simplify & enable that monetization for the Maker.

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Product & Service
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Product & Service

TipSnaps.com is a subscription membership platform that offers tools for mobile content creators, or "Makers", to run subscription content businesses, with ways to build relationships and provide exclusive experiences to their subscribers, or "Tippers".

We believe TipSnaps is popular among social media influencers on Instagram & Snapchat. Content creators include comedians, models, fitness trainers, makeup artists, musicians, and other categories of creators who post regularly online. It allows "Makers" to receive funding directly from their fans, or "Tippers", on a recurring basis or exchange content for a one-time "Tip" offer.

The Business Model

In return for the service, TipSnaps charges a commission of 15%-25% for each transaction (Subscription or Tip) which includes payment processing fees, thus allowing the Maker to receive 75%-85% of the transaction. Our margin ranges from 10-15% after payment processing fees, refunds, and chargebacks. We tier Makers' commission fees depending on their fraud history to optimize our earnings.

The Strategy

121 million Instagram accounts have between 10K-1M followers. These accounts tend to be largely un-monetized. Influencers become popular for their content, or their niche personalities/stories, and usually do not have the know-how or resources to monetize content creatively.

TipSnaps provides two revenue streams for influencers to monetize their followers (Subscriptions & Tips). Soon we're adding a third, Brand Partnerships.

To date, we've targeted Makers exclusively on Instagram, and our user acquisition strategy has been primarily composed of direct messaging users on Instagram, with limited media spend. With this raise we plan on dramatically evolving our Maker acquisition efforts and targeting new niche Influencer verticals.

Strong Traction

TipSnaps reached profitability in 2018. TipSnaps has generated ~$1.1MM in Gross Services Volume*, 248,000 registered users, 4.3 million unique visitors, and 21 million pageviews since Launch (through May 2019). Bootstrapped with zero angel/seed investment. We believe TipSnaps will be able to take minimal investment and expand our marketing efforts focusing on Maker acquisition and platform enhancement development.

** Includes both client spend and additional fees charged for other services, and reflects the total amount that followers spend on the Company's platform.*

Gallery





















TipSnaps - Influencers Make Money Fast!



TipSnaps - Influencers Make Money Fast!.

This is an intro video used to explain TipSnaps to target Makers.

Team Story

Lyonel started work on TipSnaps in 2016. Leveraging his background in computer science and digital product management experience at Johnson & Johnson, Viacom, and Sony Music, Lyonel developed much of TipSnaps v1.0 personally. Lyonel had a vision & passion for the future of social media monetization. He observed traditional media gatekeepers becoming less relevant, and new niche influencer verticals becoming more prevalent. He predicted that fans would soon demand exclusive content and closer engagement with creators. An intuitive, mobile-first service must exist to support this. Hell-bent on proving the business model, and having the skills to execute, Lyonel bootstrapped, built, and launched TipSnaps.com. While juggling his full-time Product Manager role at J&J, he spent 8 months pulling 4 hour night shifts (hiring help via Upwork and Fivver along the way), and launched the MVP in May 2017. After the launch, Lyonel used Instagram Direct Message to recruit Makers. This was the first "acquisition strategy". Sarah Barrick joined as a contractor in Jan 2019. With extensive social media marketing experience, Sarah is focusing on Maker Acquisition.

Highlights
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Founders and Officers



Lyonel Douge
CEO

Lyonel grew up in Southern California. An 80s baby raised on MTV and the early days of the internet (IRC, AOL Instant Messenger, Napster). With a deep passion for technology and the internet, Lyonel pursued a degree in Computer Engineering from the University of Pittsburgh and graduated in 2006. After undergrad, Lyonel started his career as a C# Web Developer for a mid-size media firm. After spending a year as a developer, Lyonel realized he had an urge to be closer to the business and consumer aspect of tech. Lyonel decided to pursue roles in Product & Project management. After a move to NYC, at Sony Music, Lyonel lead delivery of Sony's first digital asset promotional distribution system. Labels used it to distribute promotional content to partners. At Viacom, Lyonel managed and delivered analytics & reporting software products for their digital and linear business. Most recently, at Johnson & Johnson, Lyonel led a cross-functional team of 20 (Dev, QA, and Scrum Masters) with ownership of feature backlog and capability roadmap for JNJ's Consumer Global Marketing Website Platform. Previously to TipSnaps, Lyonel built a mobile health and wellness app: StandApp. It garnished 50K downloads on the Apple App + Google Play stores.

Key Team Members



Sarah Barrick
Head of Marketing (Contractor)



Artur Edilyan
Fullstack Developer (Contractor)



Eduard Sargsyan
Fullstack Developer (Contractor)



Sebastian Paquiros
Support Manager (Contractor)



Prince Nixon Gomos
Social Media Manager (Contractor)



Marcus Scott
Operations Consultant (Contractor)

Term Sheet

A Side by Side offering refers to a deal that is raising capital under two offering types. If you plan on investing less than US $20,000.00, you will automatically invest under the Regulation CF offering type. If you invest more than US $20,000.00, you must be an accredited investor and invest under the Regulation D offering type.

Fundraising Description

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Round type:	Seed
Round size:	US $500,000
Minimum investment:	US $1,000
Target Minimum:	US $150,000

Key Terms

Security Type:	Crowd Note
Conversion discount:	20.0%
Valuation Cap:	US $3,500,000
Interest rate:	5.0%
Note term:	18 months

Additional Terms

Investment Proxy Agreement	All non-Major Purchasers will be subject to an Investment Proxy Agreement ("IPA"). The IPA will authorize an investment Manager to act as representative for each non-Major Purchaser and take certain actions for their benefit and on their behalf. Please see a copy of the IPA included with Company's offering materials for additional details.
Custody of Shares	Investors who invest $50,000 or less will have their securities held in trust with a Custodian that will serve as a single shareholder of record. These investors will be subject to the Custodian's Account Agreement, including the electronic delivery of all required information.
Closing conditions:	While TipSnaps has set an overall target minimum of US $150,000 for the round, TipSnaps must raise at least US $25,000 of that amount through the Regulation CF portion of their raise before being able to conduct a close on any investments below $20,000. For further information please refer to TipSnaps's Form C.
Transfer restrictions:	Securities issued through Regulation CF have a one year restriction on transfer from the date of purchase (except to certain qualified parties as specified under Section 4(a)(6) of the Securities Act of 1933), after which they become freely transferable. While securities issued through Regulation D are similarly considered "restricted securities" and investors must hold their securities indefinitely unless they are registered with the SEC and qualified by state authorities, or an exemption from such registration and qualification requirements is available.

Investor Perks

$1,000 - **TipSnaps T-Shirt & Swag Pack**

$5,000 - TipSnaps T-Shirt & Swag Pack, **VIP Invite to TipSnaps 2019 Christmas Party in NYC**. Promising to be a great party with local NYC TipSnaps influencers.

$25,000 - TipSnaps T-Shirt & Swag Pack, VIP Invite to TipSnaps 2019 Christmas Party in NYC. Promising to be a great party with local NYC TipSnaps influencers. **Quarterly Investor calls with the founder**.

$50,000 - TipSnaps T-Shirt & Swag Pack, VIP Invite to TipSnaps 2019 Christmas Party in NYC. Promising to be a great party with local NYC TipSnaps influencers. Quarterly Investor calls with the founder. **Complimentary dinner with founder at 4 star restaurant in NYC**.

It is advised that you consult a tax professional to fully understand any potential tax implications of receiving investor perks before making an investment.

Market Landscape

Key competitors in our market include Patreon.com & Onlyfans.com.

Patreon focuses on YouTube influencers, who are computer savvy. These creators leverage video and photo editing software to create content. Patreon is marketed as a crowdfunding platform for Creators. In our opinion, many Patreon users are fleeing due to political & creative bias the company has shown to discriminate against in the past year. Moreover, many Patreon users are simply not finding profitability. Patreon requires much more effort from a content and page management perspective than TipSnaps. Onlyfans has higher platform fees and is also heavily adult-oriented from a brand perspective.

TipSnaps focuses on **mobile-first creators** and also aims to **have lower platform fees than competitors** in our space. TipSnaps focuses on the influencer who primarily uses their phone for content creation and still achieves large followership on social media. TipSnaps was designed to service the influencer who doesn't have the tech savvy to use photo/video editing software. Or the business savvy to execute robust marketing campaigns or content syndication across platforms. Our influencers snap a picture or video and upload to Instagram/Snapchat. TipSnaps is designed to mimic this experience, but allow users to monetize that content quickly and directly with their existing follower bases.

This section represents management opinion and is meant for illustrative purposes. It does not represent the scope of competition in the marketplace, nor does it represent guarantees of future results, levels of activity, performance, or achievements.

Risks and Disclosures

Risks Related to the Company's Business and Industry

We have not prepared any audited financial statements. Therefore, you have no audited financial information regarding the Company's capitalization or assets or liabilities on which to make your investment decision. If you feel the information provided is insufficient, you should not invest in the Company.

The reviewing CPA has included a "going concern" note in the reviewed financials. The Company has limited operating history and has incurred a net loss from inception of $20,016, which raises substantial doubt about the Company's ability to continue as a going concern. The ability of the Company to continue as a going concern is dependent upon management's plan to raise additional capital, its ability to sustain profitable sales of its flagship service, and its ability to sustain positive operational cash flows. The accompanying financial statements do not include any adjustments that might be required should the Company be unable to continue as a going concern.

The Company does not have an employment contract in place with its team members. Employment agreements typically provide protections to the Company in the event of the employee's departure, specifically addressing who is entitled to any intellectual property created or developed by those employees in the course of their employment and covering topics such as non-competition and non-solicitation. As a result, if the team members were to leave TipSnaps, the Company might not have any ability to prevent them from joining direct competition, or have any legal right to intellectual property created during their employment. There is no guarantee that an employment agreement will be entered into.

The development and commercialization of the Company's products and services are highly competitive. It faces competition with respect to any products and services that it may seek to develop or commercialize in the future. Its competitors include major companies worldwide. The market is an emerging industry where new competitors are entering the market frequently. Many of the Company's competitors have significantly greater financial, technical and human resources and may have superior expertise in research and development and marketing approved services and thus may be better equipped than the Company to develop and commercialize services. These competitors also compete with the Company in recruiting and retaining qualified personnel and acquiring technologies. Smaller or early stage companies may also prove to be significant competitors, particularly through collaborative arrangements with large and established companies. Accordingly, the Company's competitors may commercialize products more rapidly or effectively than the Company is able to, which would adversely affect its competitive position, the likelihood that its services will achieve initial market acceptance and its ability to generate meaningful additional revenues from its products and services.

The Company forecasts aggressive growth. If these assumptions are wrong and the projections regarding market penetration are too aggressive, then the financial forecast may overstate the Company's overall viability. In addition, the forward-looking statements are only predictions. The Company has based these forward-looking statements largely on its current expectations and projections about future events and financial trends that it believes may affect its business, financial condition and results of operations. Forward-looking statements involve known and unknown risks, uncertainties and other important factors that may cause actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements.

The Company's success depends on the experience and skill of its key team members. In particular, the Company is dependent on Lyonel Dougé. Currently there are no full-time employees in the Company. There can be no assurance that the key team members will continue to work on the Company for a particular period of time. The loss of the Company's key employees or any member of the board of directors or executive officer could harm the Company's business, financial condition, cash flow and results of operations. Further, the Company does not have employment contracts in place with its team members. Employment agreements typically provide protections to the Company in the event of the employee's departure, specifically addressing who is entitled to any intellectual property created or developed by those employees in the course of their employment and covering topics such as non-competition and non-solicitation. As a result, if the team members were to leave TipSnaps, the Company might not have any ability to prevent them from joining direct competition, or have any legal right to intellectual property created during their employment. There is no guarantee that an employment agreement will be entered into.

The development and commercialization of the Company's products and services are highly competitive. It faces competition with respect to any products and services that it may seek to develop or commercialize in the future. Its competitors include major companies worldwide. Many of the Company's competitors have significantly greater financial, technical and human resources and may have superior expertise in research and development and marketing approved services and thus may be better equipped than the Company to develop and commercialize services. These competitors also compete with the Company in recruiting and retaining qualified personnel and acquiring technologies. Smaller or early stage companies may also prove to be significant competitors, particularly through collaborative arrangements with large and established companies. Accordingly, the Company's competitors may commercialize products more rapidly or effectively than the Company is able to, which would adversely affect its competitive position, the likelihood that its services will achieve initial market acceptance and its ability to generate meaningful additional revenues from its products and services.

The Company must correctly predict, identify, and interpret changes in consumer preferences and demand, offer new updates to meet those changes, and respond to competitive innovation. Consumer preferences for the Company's products change continually. Its success depends on its ability to predict, identify, and interpret the tastes and habits of consumers and to offer products that appeal to consumer preferences. If the Company does not offer products that appeal to consumers, its sales and market share will decrease. It must distinguish between short-term fads, mid-term trends, and long-term changes in consumer preferences. If the Company does not accurately predict which shifts in consumer preferences will be long-term, or if it fails to introduce new and improved products to satisfy those preferences, its sales could decline. In addition, because of its varied customer base, it must offer an array of products that satisfy the broad spectrum of consumer preferences. If the Company fails to expand its product offerings successfully across product categories, or if it does not rapidly develop products in faster growing and more profitable categories, demand for its products could decrease, which could materially and adversely affect its product sales, financial condition, and results of operations.

In addition, achieving growth depends on its successful development, introduction, and marketing of innovative new products and line extensions. Successful innovation depends on its ability to correctly anticipate customer and consumer acceptance, to obtain, protect and maintain necessary intellectual property rights, and to avoid infringing the intellectual property rights of others and failure to do so could compromise its competitive position and adversely impact its business

The Company's business could be negatively impacted by cybersecurity threats, attacks, and other disruptions. Like others in its industry, the Company continues to face advanced and persistent attacks on its information infrastructure where it manages and stores various proprietary information and sensitive/confidential data relating to its operations. These attacks may include sophisticated malware (viruses, worms, and other malicious software programs) and phishing emails that attack its products or otherwise exploit any security vulnerabilities. These intrusions sometimes may be zero-day malware that are difficult to identify because they are not included in the signature set of commercially available antivirus scanning programs. Experienced computer programmers and hackers may be able to penetrate the Company's network security and misappropriate or compromise its confidential information or that of its customers or other third-parties, create system disruptions, or cause shutdowns. Additionally, sophisticated software and applications that the Company produces or procure from third parties may contain defects in design or manufacture, including "bugs" and other problems that could unexpectedly interfere with the operation of the information infrastructure. A disruption, infiltration or failure of the Company's information infrastructure systems or any of its data centers as a result of software or hardware malfunctions, computer viruses, cyber attacks, employee theft or misuse, power disruptions, natural disasters or accidents could cause breaches of data security, loss of critical data and performance delays, which in turn could adversely affect the business.

The Company plans to implement new lines of business or offer new products and services within existing lines of businesses. There are substantial risks and uncertainties associated with these efforts, particularly in instances where the markets are not fully developed. In developing and marketing new lines of business and/or new products and services, the Company may invest significant time and resources. Initial timetables for the introduction and development of new lines of business and/or new products or services may not be achieved and price and profitability targets may not prove feasible. The Company may not be successful in introducing new products and services in response to industry trends or developments in technology, or those new products may not achieve market acceptance. As a result, the Company could lose business, be forced to price products and services on less advantageous terms to retain or attract clients, or be subject to cost increases. As a result, the Company's business, financial condition, or results of operations may be adversely affected.

The Company's cash position is relatively weak. The Company currently has only $700 in cash balances as of July 31, 2019. The Company could be harmed if it is unable to meet its cash demands, and the Company may not be able to continue operations if they are not able to raise additional funds.

The Company has conducted transactions with related parties. During the years ended December 31, 2018 and 2017, the Company's sole member processed transactions on the Company's behalf. At December 31, 2018 and 2017, this activity resulted in a related party receivable of $9,425 and $9,608, respectively. These receivables are non-interest bearing and have no maturity date.

Following this offering the Company will be controlled by a principal member: a holding company with no operations and which is wholly owned by the Founder of TipSnaps. The principal assets of the holding company are the membership interests of TipSnaps that it holds. This principal member will have substantial influence over the outcome of corporate actions requiring member approval, including the election of directors and the approval of significant corporate transactions and it may in some instances exercise this influence in a manner that advances its best interests and not necessarily those of other members. This concentration of ownership may have the effect of delaying, preventing, or deterring a change in control of the Company, which could deprive investors of the opportunity to receive a premium for membership interests as part of a sale, could adversely affect the market price of the Company and could impede growth. Presently, the Operating Agreement does not prevent members from taking action by written consent; therefore, members holding more than 50% of the Company's outstanding voting power can take action without a member meeting. The lack of a requirement for a member meeting prior to taking such action means that minority members may be unable to articulate objections to the actions sought to be taken in the action by written consent.

Risks Related to the Securities

The Crowd Notes will not be freely tradable until one year from the initial purchase date. Although the Crowd Notes may be tradable under federal securities law, state securities regulations may apply and each Purchaser should consult with his or her attorney. You should be aware of the long-term nature of this investment. There is not now and likely will not be a public market for the Crowd Notes. Because the Crowd Notes have not been registered under the 1933 Act or under the securities laws of any state or non-United States jurisdiction, the Crowd Notes have transfer restrictions under Rule 501 of Regulation CF. It is not currently contemplated that registration under the 1933 Act or other securities laws will be effected. Limitations on the transfer of the Crowd Notes may also adversely affect the price that you might be able to obtain for the Crowd Notes in a private sale. Purchasers should be aware of the long-term nature of their investment in the Company. Each Purchaser in this Offering will be required to represent that it is purchasing the Securities for its own account, for investment purposes and not with a view to resale or distribution thereof.

We are selling convertible notes that will convert into shares or result in payment in limited circumstances. These notes only convert or result in payment in limited circumstances. If the Crowd Notes reach their maturity date, investors (by a decision of the Crowd Note holders holding a majority of the principal amount of the outstanding Crowd Notes) will either (a) receive payment equal to the total of their purchase price plus outstanding accrued interest, or (b) convert the Crowd Notes into shares of the Company's most senior class of preferred stock, and if no preferred stock has been issued, then shares of Company's common stock (provided the Company has converted into a C-Corporation). If there is a merger, buyout or other corporate transaction that occurs before a qualified equity financing, investors will receive a payment of the greater of their purchase price plus outstanding interest, the amount of preferred shares they would have been able to purchase using the valuation cap (if the Company has converted into a C-Corporation prior), or, if the Company has not converted into a C-Corporation at that time, payment equal to the cash value of such preferred shares had the notes converted into preferred shares. If there is a qualified equity financing (an initial public offering registered under the 1933 Act or a financing using preferred shares), the notes will convert into a yet to-be-determined class of preferred stock, provided the Company has converted into a C-Corporation. If the notes convert because they have reached their maturity date, the notes will convert based on a $3,000,000 valuation cap. If the notes convert due to a qualified equity financing, the notes will convert at a discount of 20%, or based on a $3,000,000 valuation cap. This means that investors would be rewarded for taking on early risk compared to later investors. Outside investors at the time of conversion, if any, might value the Company at an amount well below the $3,000,000 valuation cap, so you should not view the $3,000,000 as being an indication of the Company's value.

Conversion of the Crowd Note is conditional on the Company converting into a C-Corporation in the future. In order for the Crowd Note to convert into equity in the Company, the Company must first convert from a limited liability company to a C-Corporation. While the Company expects to convert into a C-Corporation in the future, there can be no guarantee that such conversion will be carried out. If the Company never converts into C-Corporation, then the Crowd Note will never convert into equity.

We have not assessed the tax implications of using the Crowd Note. To the extent permitted by generally accepted accounting and tax principles, the Company and investors will treat, account and report the Crowd Note as debt and not equity for accounting and tax purposes and with respect to any returns filed with federal, state or local tax authorities. However, because the Crowd Note is a type of debt security, there has been inconsistent treatment under state and federal tax law as to whether securities like the Crowd Note can be considered a debt of the Company, or the issuance of equity. Investors should consult their tax advisers.

The Crowd Note contains dispute resolution provisions which limit your ability to bring class action lawsuits or seek remedy on a class basis. By purchasing a Crowd Note this Offering, you agree to be bound by the dispute resolution provisions found in Section 6 of the Crowd Note. Those provisions apply to claims regarding this Offering, the Crowd Notes and possibly the securities into which the Crowd Note are convertible. Under those provisions, disputes under the Crowd Note will be resolved in arbitration conducted in Delaware. Further, those provisions may limit your ability to bring class action lawsuits or similarly seek remedy on a class basis.

You may have limited rights. The Company has not yet authorized preferred stock, and there is no way to know what voting rights those securities will have. In addition, as an investor in the Regulation CF offering you will be considered a Non-Major Investor (as defined below) under the terms of the notes offered, and therefore, you have more limited information rights.

You will be bound by an investor proxy agreement which limits your voting rights. As a result of purchasing the notes, all Non-Major Investors (including all investors investing under Regulation CF) will be bound by an investor proxy agreement. This agreement will limit your voting rights and at a later time may require you to convert your future preferred shares into common shares without your consent. Non-Major Investors will be bound by this agreement, unless Non-Major Investors holding a majority of the principal amount outstanding of the Crowd Notes (or majority of the shares of the preferred equity the notes will convert into) held by Non-Major Investors vote to terminate the agreement.

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A majority of the Company is owned by a small number of owners. Prior to the Offering, the Company's current owners of 20% or more of the Company's outstanding voting securities beneficially own up to 100% of the Company's voting securities. Subject to any fiduciary duties owed to our other owners or investors under Delaware law, these owners may be able to exercise significant influence over matters requiring owner approval, including the election of directors or managers and approval of significant Company transactions, and will have significant control over the Company's management and policies. Some of these persons may have interests that are different from yours. For example, these owners may support proposals and actions with which you may disagree. The concentration of ownership could delay or prevent a change in control of the Company or otherwise discourage a potential acquirer from attempting to obtain control of the Company, which in turn could reduce the price potential investors are willing to pay for the Company. In addition, these owners could use their voting influence to maintain the Company's existing management, delay or prevent changes in control of the Company, or support or reject other management and board proposals that are subject to owner approval.

General Risks and Disclosures

Start-up investing is risky. Investing in startups is very risky, highly speculative, and should not be made by anyone who cannot afford to lose their entire investment. Unlike an investment in a mature business where there is a track record of revenue and income, the success of a startup or early-stage venture often relies on the development of a new product or service that may or may not find a market. Before investing, you should carefully consider the specific risks and disclosures related to both this offering type and the company which can be found in this company profile and the documents in the data room below.

Your shares are not easily transferable. You should not plan on being able to readily transfer and/or resell your security. Currently there is no market or liquidity for these shares and the company does not have any plans to list these shares on an exchange or other secondary market. At some point the company may choose to do so, but until then you should plan to hold your investment for a significant period of time before a "liquidation event" occurs. A "liquidation event" is when the company either lists their shares on an exchange, is acquired, or goes bankrupt.

The Company may not pay dividends for the foreseeable future. Unless otherwise specified in the offering documents and subject to state law, you are not entitled to receive any dividends on your interest in the Company. Accordingly, any potential investor who anticipates the need for current dividends or income from an investment should not purchase any of the securities offered on the Site.

Valuation and capitalization. Unlike listed companies that are valued publicly through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess and you may risk overpaying for your investment. In addition, there may be additional classes of equity with rights that are superior to the class of equity being sold.

You may only receive limited disclosure. While the company must disclose certain information, since the company is at an early-stage they may only be able to provide limited information about its business plan and operations because it does not have fully developed operations or a long history. The company may also only obligated to file information periodically regarding its business, including financial statements. A publicly listed company, in contrast, is required to file annual and quarterly reports and promptly disclose certain events — through continuing disclosure that you can use to evaluate the status of your investment.

Investment in personnel. An early-stage investment is also an investment in the entrepreneur or management of the company. Being able to execute on the business plan is often an important factor in whether the business is viable and successful. You should be aware that a portion of your investment may fund the compensation of the company's employees, including its management. You should carefully review any disclosure regarding the company's use of proceeds.

Possibility of fraud. In light of the relative ease with which early-stage companies can raise funds, it may be the case that certain opportunities turn out to be money-losing fraudulent schemes. As with other investments, there is no guarantee that investments will be immune from fraud.

Lack of professional guidance. Many successful companies partially attribute their early success to the guidance of professional early-stage investors (e.g., angel investors and venture capital firms). These investors often negotiate for seats on the company's board of directors and play an important role through their resources, contacts and experience in assisting early-stage companies in executing on their business plans. An early-stage company may not have the benefit of such professional investors.

Representatives of SI Securities, LLC are affiliated with SI Advisors, LLC ("SI Advisors") Representatives of SI Securities, LLC are affiliated with SI Advisors, LLC ("SI Advisors"). SI Advisors is an exempt investment advisor that acts as the General Partner of SI Selections Fund I, L.P. ("SI Selections Fund"). SI Selections Fund is an early stage venture capital fund owned by third-party investors. From time to time, SI Selections Fund may invest in offerings made available on the SeedInvest platform, including this offering. Investments made by SI Selections Fund may be counted towards the total funds raised necessary to reach the minimum funding target as disclosed in the applicable offering materials.

Data Room

NAME	TYPE
> 🗀 Pitch Deck and Overview (1 file)	Folder
🗋 Public Overview Deck	Document
> 🗀 Financials (1 file)	Folder
🗋 Financial Summary	Document
> 🗀 Investor Agreements (1 file)	Folder
🗋 Investor Proxy Agreement	Document
> 🗀 Miscellaneous (4 files)	Folder
🗋 Certificate of Formation	Document
🗋 Escrow Agreement	Document
🗋 Operating Agreement	Document
🗋 SI Fee Notice	Document

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For compliance purposes, founders conducting Reg CF offerings are prohibited from posting contact information on their Discussion Boards. Posts including e-mail addresses or phone numbers will be removed immediately. If you would like to connect with an investor directly please notify your dedicated campaign manager on SeedInvest's Venture Growth team.

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About Side by Side Offerings

What is Side by Side?
A Side by Side offering refers to a deal that is raising capital under two offering types. This Side by Side offering is raising under Regulation CF and Rule 506(c) of Regulation D.

What is a Form C?
The Form C is a document the company must file with the Securities and Exchange Commission ("SEC") which includes basic information about the company and its offering and is a condition to making a Reg CF offering available to investors. It is important to note that the SEC does not review the Form C, and therefore is not recommending and/or approving any of the securities being offered.
Before making any investment decision, it is highly recommended that prospective investors review the Form C filed with the SEC (included in the company's profile) before making any investment decision.

What is Rule 506(c) under Regulation D?
Rule 506(c) under Regulation D is a type of offering with no limits on how much a company may raise. The company may generally solicit their offering, but the company must verify each investor's status as an accredited investor prior to closing and accepting funds. To learn more about Rule 506(c) under Regulation D and other offering types check out our blog and academy.

What is Reg CF?
Title III of the JOBS Act outlines Reg CF, a type of offering allowing private companies to raise up to $1 million from all Americans. Prior capital raising options limited private companies to raising money only from accredited investors, historically the wealthiest ~2% of Americans. Like a Kickstarter campaign, Reg CF allows companies to raise funds online from their early adopters and the crowd. However, instead of providing investors a reward such as a t-shirt or a card, investors receive securities, typically equity, in the startups they back. To learn more about Reg CF and other offering types check out our blog and academy.

Making an Investment in TipSnaps

How does investing work?
When you complete your investment on SeedInvest, your money will be transferred to an escrow account where an independent escrow agent will watch over your investment until it is accepted by TipSnaps. Once TipSnaps accepts your investment, and certain regulatory procedures are completed, your money will be transferred from the escrow account to TipSnaps in exchange for your securities. At that point, you will be a proud owner in TipSnaps.

What will I need to complete my investment?
To make an investment, you will need the following information readily available:

1. Personal information such as your current address and phone number
2. Employment and employer information
3. Net worth and income information
4. Social Security Number or passport
5. ABA bank routing number and checking account number (typically found on a personal check or bank statement)

If you are investing under Rule 506(c) of Regulation D, your status as an Accredited Investor will also need to be verified and you will be asked to provide documentation supporting your income, net worth, revenue, or net assets or a letter from a qualified advisor such as a Registered Investment Advisor, Registered Broker Dealer, Lawyer, or CPA.

How much can I invest?
An investor is limited in the amount that he or she may invest in a Reg CF offering during any 12-month period:

- If either the annual income or the net worth of the investor is less than $100,000, the investor is limited to the greater of $2,000 or 5% of the lesser of his or her annual income or net worth.
- If the annual income and net worth of the investor are both greater than $100,000, the investor is limited to 10% of the lesser of his or her annual income or net worth, to a maximum of $100,000.

Separately, TipSnaps has set a minimum investment amount of US $1,000.
Accredited investors investing $20,000 or over do not have investment limits.

After My Investment

What is my ongoing relationship with the Issuer?
You are a partial owner of the company, you do own securities after all! But more importantly, companies which have raised money via Regulation CF must file information with the SEC and post it on their websites on an annual basis. Receiving regular company updates is important to keep shareholders educated and informed about the progress of the company and their investment. This annual report includes information similar to a company's initial Reg CF filing and key information that a company will want to share with its investors to foster a dynamic and healthy relationship.
In certain circumstances a company may terminate its ongoing reporting requirement if:

1. The company becomes a fully-reporting registrant with the SEC
2. The company has filed at least one annual report, but has no more than 300 shareholders of record
3. The company has filed at least three annual reports, and has no more than $10 million in assets
4. The company or another party purchases or repurchases all the securities sold in reliance on Section 4(a)(6)
5. The company ceases to do business

However, regardless of whether a company has terminated its ongoing reporting requirement per SEC rules, SeedInvest works with all companies on its platform to ensure that investors are provided quarterly updates. These quarterly reports will include information such as: (i) quarterly net sales, (ii) quarterly change in cash and cash on hand, (iii) material updates on the business, (iv) fundraising updates (any plans for next round, current round status, etc.), and (v) any notable press and news.

How can I sell my securities in the future?
Currently there is no market or liquidity for these securities. Right now TipSnaps does not plan to list these securities on a national exchange or another secondary market. At some point TipSnaps may choose to do so, but until then you should plan to hold your investment for a significant period of time before a "liquidation event" occurs. A "liquidation event" is when TipSnaps either lists their securities on an exchange, is acquired, or goes bankrupt.

How do I keep track of this investment?
You can return to SeedInvest at any time to view your portfolio of investments and obtain a summary statement. If invested under Regulation CF you may also receive periodic updates from the company about their business, in addition to monthly account statements.

Other General Questions

What is this page about?
This is TipSnaps's fundraising profile page, where you can find information that may be helpful for you to make an investment decision in their company. The information on this page includes the company overview, team bios, and the risks and disclosures related to this investment opportunity. If the company runs a side by side offering that includes an offering under Regulation CF, you may also find a copy of the TipSnaps's Form C. The Form C includes important details about TipSnaps's fundraise that you should review before investing.

Highlights

Overview

Product & Service

The Team

Term Sheet

Investor Perks

Market Landscape

Data Room

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How can I (or the company) cancel my investment under Regulation CF?

For offerings made under Regulation CF, you may cancel your investment at any time up to 48 hours before a closing occurs or an earlier date set by the company. You will be sent a reminder notification approximately five days before the closing or set date giving you an opportunity to cancel your investment if you had not already done so. Once a closing occurs, and if you have not canceled your investment, you will receive an email notifying you that your securities have been issued. If you have already funded your investment, your funds will be promptly refunded to you upon cancellation. To cancel your investment, you may go to your account's portfolio page by clicking your profile icon in the top right corner.

What if I change my mind about investing?

If you invest under any other offering type, you may cancel your investment at any time, for any reason until a closing occurs. You will receive an email when the closing occurs and your securities have been issued. If you have already funded your investment and your funds are in escrow, your funds will be promptly refunded to you upon cancellation. To cancel your investment, please go to your account's portfolio page by clicking your profile icon in the top right corner.

EXHIBIT D
Investor Deck



Seed Capital Raise 2019

This presentation contains offering materials prepared solely by TipSnaps LLC without the assistance of SI Securities, and not subject to FINRA Rule 2210. In addition, this presentation may contain forward looking statements and information relating to, among other things, the company, its business plan and strategy, and its industry. These statements reflect management's current views with respect to future events based on information currently available and are subject to risks and uncertainties that could cause the company's actual results to differ materially. Investors are cautioned not to place undue reliance on these forward-looking statements as they are meant for illustrative purposes and they do not represent guarantees of future results, levels of activity, performance, or achievements, all of which cannot be made. Moreover, no person nor any other person or entity assumes responsibility for the accuracy and completeness of forward-looking statements, and is under no duty to update any such statements to conform them to actual results.

tipsnaps

TipSnaps is democratizing the influencer economy by allowing mobile-first content creators to independently run subscription businesses and directly monetize their mobile content.

Problem: Mobile Platforms Don't Support Monetization

Instagram & Snapchat do not support monetization.

121.5 Million Influencers with between 10k-1M followers exist on Instagram alone. **Many of which do not realize they can monetize their fanbases.**

Even if they wanted to, Instagram & Snapchat **do not enable monetization directly on their platforms.** Other platforms do not have favorable monetization terms for mobile-first influencers/content creators.

TipSnaps targets mobile-first influencers/content creators who can monetize their fanbase. We call them "Makers", and their subscribers are "Tippers".

Focus



No ad splits for influencers. No content monetization.

Terms prevent content monetization



Ad-splits but no control or leverage for influencer



4,000 watch hours required to monetize



TipSnaps Monetizes Mobile Social Media

Top "Makers"(Influencers) earn over $10k/month.



tipsnaps.com
FitnessGal
1
UNLIKE
COMMENT
tipsnaps.com
Maker
20$ /month
Leona Michaels
Model and Influencer
Edit
Followers
299
Open Pools
13
PROMOTE
NEW POST
REQUEST TIPS

Maker's Journey To Earning

1. Create account, get verified and upload original photo, video, or audio content.
2. Share/promote TipSnaps profile with large social network.
3. Followers("Tippers") subscribe monthly or purchase one-time content.
4. Makers receive weekly payouts after generating $150.

Strong Traction

Key Metrics since May 2017 Product Launch.*

- Reached Profitability in 2018!
- Bootstrapped!
- < $80K Invested
- Single Founder
- $0 Angel Capital

4.9 Million
Unique Visitors

26 Million
Page Views

294,000+
Registered Users

$1,287,051
Gross Marketplace Sales

Reviewed Financials in 2017 & 2018. 2019 financials have not yet been reviewed by an independent CPA. This number includes both client spend and additional fees charged for other services, and reflects the total amount that followers spend on the Company's platform.

The Opportunity

Ocean of Mobile Content Creators- "Makers"



Increasing demand for niche, mobile content

Increased desire content from authentic & relevant social media personalities

Media spend shifting from traditional (cable, print) to curated content from independent providers

Seek new revenue streams from fans

Mostly mobile-only creators of original content

Ad supported & affiliate revenue difficult to land, not scalable

Planned: Opt-In Brand Partnerships. Making TipSnaps a full suite gig-economy service for the influencer

Followers / Tippers

Makers

Mobile First + "Ocean" of Creators = Opportunity

95%

of TipSnap's 4.3 million visitors used a mobile device

Mobile First Creators

TipSnaps is designed for mobile-first creators and features.





High Growth

Mobile data traffic across the globe is projected to increase nearly sevenfold by 2021[1] and "mobile only" celebrities represent an underserved market segment.





Other Solutions Fall Short

Competing platforms target skilled tech users with laptops and content production software. There is a large segment of mobile only users who lack internet savvy and don't use a laptop.

Users Link TipSnaps profile on Instagram

Instagram
Log in | Sign up
cam.fit_
Follow
Cameron Morgan
tipsnaps.com/Cam.fit

The New Normal
Gig Economy for Influencers

@florangelx

A model & single mother in the Dominican Republic changes her life by putting a TipSnaps link in her Instagram bio.

An indie musician launches a street team, and earns more income from it than digital streaming.



@Cam.fit_

A personal trainer finances a car with their TipSnaps-based digital workout program.

Addressable Market Size

Estimated 121.8 million Instagram influencers with between 10k and 1 million followers (excludes business accounts)[1]

Not Including Snapchat, Twitter or Facebook



Using assumption: 20% of influencers would choose to monetize their content (24.5 million influencers)

Assuming average gross revenue per influencer of $1,000/year, we arrive at a total market value of $24.5 billion



TipSnaps average fee per maker of 20% implies a total addressable market of $4.9 billion

$4.9 billion
Total Addressable Market

1. Mention.com Instagram Report 2018

Maker Network Effect Provides Scale

Recruiting one maker



5k+ followers

Thousands of potential content purchasers

Shop other Makers

By recruiting Makers with 5k+ followers, TipSnaps has quickly built a network of 248,000+ users with significant monetization potential

Attractive Marketplace Model – Gross Service Volume

TipSnaps charges 15%-25% fee for each Subscription or Tip. Includes payment processing fees. Maker's receive 75%-85% of the transaction amount.

20%
Average TipSnaps fee per maker dollar collected

$9.00
Average Cost to Acquire Maker



Month	Value
MAY-17	$2,685
JUL-17	$2,569
	$2,516
	$5,634
SEP-17	$34,140
	$36,908
NOV-17	$44,605
	$18,107
JAN-18	$45,168
	$40,564
MAR-18	$38,861
	$29,392
MAY-18	$44,136
	$36,499
JUL-18	$52,143
	$67,443
SEP-18	$65,125
	$64,652
NOV-18	$72,031
	$58,406
JAN-19	$69,549
	$71,575
MAR-19	$73,441

Brand partnerships will increase margins and overall marketplace volume

*Includes both client spend and additional fees charged for other services, and reflects the total amount that followers spend on the Company's platform

TipSnaps User Growth

TipSnaps has realized **23.7% compound monthly user growth** since May 2017.

Month	Growth	Total
May-17	1032	1032
	1983	951
Jul-17	2903	920
	4767	1864
Sep-17	12642	17409
	10220	27629
Nov-17	12376	40005
	10347	50352
Jan-18	13636	63988
	9259	73247
Mar-18	7567	80814
	6634	87448
May-18	7322	94770
	5857	100627
Jul-18	14147	114774
	15759	130533
Sep-18	12997	143530
	11950	155480
Nov-18	11540	167020
	9367	176387
Jan-19	13378	189765
	11281	201046
Mar-19	10507	211553
	11659	223212
May-19	16045	239257
	17200	256457

Mobile First, Better Rates for Makers, White-glove Service

Base User Fee



15%

20%

PATREON |

Onlyfans

tipsnaps.com

User Type





TipSnaps
- Targets mobile-first creators
- 650+ creators
- 95% of traffic is mobile
- Maintain personal relationships with our Makers

OnlyFans
- Higher average fees than TipSnaps
- 13M monthly site visits
- Heavily adult-content crowd

Patreon
- Crowdfunding for Creators
- Targets "savvy" desktop creators
- 120k content creators[1]
- $11M monthly gross payouts[1]

1. Patreon provided figures.
2. This slide represents management opinion and is meant for illustrative purposes. It does not represent the scope of competition in the marketplace, nor does it represent guarantees of future results, levels of activity, performance, or achievements.

Evolution

Timeline

We are bringing brand partnerships to TipSnaps, helping our Makers grow across their social channels, offering multiple revenue streams.

Q3 2019
Underserved Maker Acquisition

With funding we want to execute key Maker Acquisition Campaigns : "Influence the Influencer" – this will lead to exponential Maker Revenue growth.

White glove customer support for our Makers.

Next steps

Edge out competitors with:

Maker Educational Tools: Content coaching them on how to maximize their earnings.

Q4 2019
Launch Brand Partnerships

We already have agreements with a handful of startups waiting to use TipSnaps for Brand Partnerships.

We will be a unique data hub in influencer marketing.

This slide reflects management's current views with respect to future events based on information currently available and is subject to risks and uncertainties. This slide is meant for illustrative purposes and does not represent guarantees of future results, levels of activity, performance, or achievements.

Evolution

Brand Partnerships for Influencers

Makers (Influencers) already use TipSnaps to get paid with their content. We want to provide Makers more options for earning income.


tipsnap
Select Language
Maker
$7
Fit
Custom workout routi
Subscribers
0
0
PROMOTE
My Account | $12.00
Profile Info
Transaction History
Upload
Brand Partnerships 2
Pending Offers 0
Accepted Offers 0
Completed Offers 0
FAQ


tipsnaps.com
BRAND PARTNERSHIPS
PAID POST
PAID POST
Brand: Winky Lux
Amount: $500.00
VIEW DETAILS
FREE MAKEUP OFFER
PAID POST
Brand: Winky Lux
Amount: Free Gift
VIEW DETAILS

Why do Brands want to use TipSnaps to Connect to Influencers?

Our influencers are opt-in - these are not cold leads.

Higher ROI than standard influencer partnerships.

Access to micro-influencers and exclusive channels/verticals.

This slide reflects management's current views with respect to future events based on information currently available and is subject to risks and uncertainties. This slide is meant for illustrative purposes and does not represent guarantees of future results, levels of activity, performance, or achievements.

The Team

Lyonel Dougé –
Founder and CEO

BS, Computer Engineering, University of Pittsburgh.

Digital Product Manager
| Johnson + Johnson, Viacom, NFL

Software Engineering + Media
| Sony Music, Media Partners Worldwide





Experienced founder with proven track record of delivering digital products for Fortune 500 companies. Strong execution ability with software engineering & digital product background.









Sarah Barrick–
Head of Marketing

Contractor joined Jan 2019

BS, Marketing, University of South Florida.

Digital Marketing
| Brinker Intl

Influencers + Individual Brands

2 Developers + 1 Support Staff | Armenia & Ukraine

Use of Funds

Investment Detail

Continued maker acquisition to drive user network effect

Enhance product offerings and features that will further create platform stickiness

Identify Brand sponsorship partners to incentivize Makers with Brand partnerships

User monetization through maker cross promotion



Planned Capital Uses
Team Build-out
Engineering Resources (Scrum Team)
Maker Acquisition
Targeting makers with 10k to 1MM followers
General and administrative
Hosting, marketing & SD software
CEO/CTO (Lyonel goes full-time)
Growth Manager – Execute User Acquisition
Operating Manager
Platform Roadmap/Enhancements Development
Maker vertical specific features

TipSnaps seeks to raise capital to drive maker acquisition, fund platform development, and hire support team.

Investment to Date:

$80,000

100% of founder funded

This slide reflects management's current views with respect to future events based on information currently available and is subject to risks and uncertainties.
This slide is meant for illustrative purposes and does not represent guarantees of future results, levels of activity, performance, or achievements.

Financial Projections

TipSnaps Summary Income Statement

	2019	2020	2021
Year End User Count	1,411,504	4,366,904	7,322,304
Total Gross Sales	$2,330,692	$15,845,200	$33,998,205
% growth	283.70%	579.85%	114.56%
Maker Payouts	1,738,922	11,883,900	25,498,654
Payment Processing	349,202	2,244,745	4,473,216
Gross Profit	**242,568**	**1,716,555**	**4,026,335**
SG&A Expense	163,748	392,996	392,996
Pre-Tax Operating Income	**$78,819**	**$1,323,559**	**$3,633,339**

Key Assumptions

2019 assumes Seed Round Close of August 2019. Majority investment applied to Maker Acquisition. Thus lower Operating Income than 2018.

Maker acquisition cost averages $9/maker

2019 includes Growth manager, Operation Manager, + Expanded Dev/Scrum Team

Unique Investment Opportunity

tipsnaps

Monetization potential from a network of 248,000+ users.

100% Bootstrapped by single founder with digital product & software development background.

Reached profitability in 2018!

Marketplace model with cash generation potential.

Rapid user growth through maker network effect.



Thank You



EXHIBIT E

Video Transcript

Video 1:
Hey I'm Sarah with your TipSnaps tip of the day. Making money on tip snaps involves three easy steps: Create a TipSnaps account- this literally takes you one minute. Then, paste your custom TipSnaps link in your Instagram or Twitter bio. Now the final step: post to your Instagram, snapchat, and Twitter story, tell your fans to click the link in your bio, and subscribe for behind the scenes or exclusive content. The most successful users post to their story a few times per day to promote their TipSnaps, and some of them make over $12,000 per month. That's all it takes to get started. Now go get it!

Video 2:
TipSnaps allows anyone with a significant social media following to sell content directly to their fans. We aim to democratize the influencer economy by allowing mobile-first content creators to run a subscription business and directly monetize their content.

The problem lies in that Instagram & Snapchat do not support monetization for influencers. On instagram alone, there are more than 121 Million Influencers with between 10k-1M followers, many of which do not realize they should be monetizing their fanbase. Traditionally they would be doing this via Brand sponsorship deals, but landing these deals can requires business savvy and ultimately not all influencers can land these deals.

With TipSnaps, content creators can unlock their earning potential and directly monetize their followership via a Subscription business.

Since launch in May 2017 TipSnaps has generated nearly $1.1M in Gross Sales [Text: Gross Service Sales: Includes both client spend and additional fees charged for other services, and reflects the total amount that followers spend on the Company's platform.], 248,000 Registered Users, 4.3 Million Unique Visitors and 21 million pageviews.

TipSnaps is popular amongst social media influencers on Instagram & Snapchat. Content creators include comedians, models, fitness trainers, make-up artists, musicians and other categories of niche creators that post regularly online.

We've enjoyed rapid growth via what we call the Maker Network Effect - when one influencer joins, they not only bring subscribers "Tippers' to the platform, but they also influence a handful of other popular Makers to join - creating a compound effect which is our framework for rapid growth.

The vast majority of users with popular social media accounts do not have the know-how or resources to effectively monetize their account - in fact, many of these accounts do not even think of themselves as "influencers" yet (although this is changing).

We provide 2 proven revenue streams for influencers to monetize their followers (Subscriptions & Tips).

User acquisition to date has been through manual messaging via Instagram Direct Message to attract Makers across different verticals to join TipSnaps. Our intention, with funding is to expand these efforts with methods such as Influencer Partnerships, Brand Partnerships, Automated Outreach software to potential Makers on Instagram/Twitter, Snapchat and Youtube and Referral Programs.

We know we can scale TipSnaps geographically and across new and niche Maker verticals.

TipSnaps focuses on mobile first creators and also aims to have more competitive platform fees than competitors in our space. TipSnaps focuses on the Influencer who ONLY uses their phone for content creation and still achieves huge followerships on social media.

[Text on screen reads: "Weekly Payouts, secure and always on time directly to your bank account. Sell exclusive consent directly to your loyal followers. Earn from Monthly Subscriptions or one time Tips." TipSnaps was designed to service the influencer who doesn't have the tech savvy to use photo/video editing software.]

[Text on Screen reads: "We support all content creators (Fitness Trainers, Models, Make Up Artists, Musicians, anyone who wants to sell content to their fans).]

Or the business savvy to execute robust marketing campaigns or content syndication across multiple platforms.

[Text on Screen reads: "Work from anywhere on earth. We payout to over 50+ countries"]

Our influencers snap a picture or video and upload to Instagram/Snapchat.

[Text on screen reads: "Audio, Video, Images, Sell your content! On your terms! Accept Custom Tip Offers from one or many fans!"]

TipSnaps is designed to mimic this experience, but also allow them to monetize that content quickly and directly with their existing follower base.

Other platforms in our space include Patreon & Onlyfans. Patreon focuses on YouTube influencers who are computer savvy; they use video and photo editing software to create their content and work with insane content schedules. Also Patreon is ultimately a crowdfunding platform for Creators. Many Patreon users are fleeing due to political/creative bias the company has shown to discriminate against. Moreover, many patreon users are simply not finding profitability less than 2% make the minimum wage.

Please consider that TipSnaps was bootstrapped by me, a sole founder, with zero angel/seed investment and was profitable in 2018 and on track to be profitable in 2019. Based on what we've noticed, most startups cannot build a product or achieve product market fit with zero funding. With my background in computer science and Product Management experience at companies like Johnson & Johnson, Viacom & Sony Music, I've led cross functional teams of 20+ members. Please join me and let's take advantage of this incredible market opportunity.